Prospectus	Filed Pursuant to Rule 424(b)(4)
Registration No. 333- 181775 Registration No. 333-183337

2,850,000 Shares

Common Stock

$3.00 per share

MAGNEGAS CORPORATION

We are selling 2,197,827 shares of our common stock and the selling stockholders are selling 652,173 shares of our common stock.  We will not receive any proceeds from the sale of shares by the selling stockholders.  The public offering price of the common stock is $3.00 per share.

Our common stock is presently traded on the Nasdaq Capital Market under the symbol “MNGA.”  On August 15, 2012, the last sale price of our common stock as reported by the Nasdaq Capital Market was $3.25 per share. On June 26, 2012 we effected a 10-for-1 reverse stock split of our common stock.

Investing in the securities involves a high degree of risk. See “Risk Factors” beginning on page 5 to read about factors you should consider before investing in the securities.

	Per Share	Total
Public offering price	$3.00	$8,550,000
Underwriting discounts and commissions	$0.21	$598,500
Proceeds, before expenses, to us	$2.79	$6,593,481
Proceeds, before expenses, to selling stockholders	$2.79	$1,956,519

We and the selling stockholders have also granted the underwriters a 45-day over-allotment option to sell an additional 427,500 shares of common stock, consisting of 329,674 shares of our common stock and 97,826 shares of common stock to be sold by the selling stockholders. The underwriters are offering the common stock as set forth in the “Underwriting” section.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver shares to purchasers on or about August 21, 2012.

Sole Book-Running Manager

NORTHLAND CAPITAL MARKETS

Co-Manager

MLV & CO. LLC

The date of this prospectus is: August 16, 2012

PROSPECTUS SUMMARY	2
RISK FACTORS	5
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	11
USE OF PROCEEDS	12
DILUTION	12
PRICE RANGE OF OUR COMMON STOCK	12
DIVIDEND POLICY	13
DETERMINATION OF OFFERING PRICE	13
PENNY STOCK CONSIDERATIONS	13
DESCRIPTION OF BUSINESS	13
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	18
DIRECTORS AND EXECUTIVE OFFICERS	24
EXECUTIVE COMPENSATION	29
PRINCIPAL AND SELLING STOCKHOLDERS	31
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	32
DESCRIPTION OF SECURITIES	33
SHARES ELIGIBLE FOR FUTURE SALE	36
UNDERWRITING	37
LEGAL MATTERS	39
EXPERTS	39
WHERE YOU CAN FIND MORE INFORMATION	39
FINANCIAL STATEMENTS	F-1

You should rely only on the information contained in this prospectus that we authorize to be distributed to you.  We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus that we authorize to be distributed to you.  This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of our common stock.

MagneGas™ and other trademarks or service marks of MagneGas Corporation appearing in this prospectus are the property of MagneGas Corporation. Trade names, trademarks and service marks of other companies appearing in this registration statement are the property of the respective owners.

We obtained industry and market data used throughout this prospectus through our research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the shares. You should carefully read the entire prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, before making an investment decision. All references to “we,” “us,” “our,” and the “company” mean MagneGas Corporation.

Our Company

We are an alternative energy company that creates and produces hydrogen-based alternative fuel through the gasification of liquid waste. We have developed a process which transforms various types of liquid waste through a proprietary plasma arc machine. The result of the process is to carbonize the waste for normal disposal. A byproduct of this process is to produce an alternative to natural gas currently sold in the metalworking market. We produce gas bottled in cylinders for the purpose of distribution to the metalworking market as an alternative to acetylene. Additionally, we market, for sale or licensure, our proprietary plasma arc technology (the “Plasma Arc Flow” or “Plasma Arc Flow System”). Through the course of our business development, we have established a retail and wholesale platform to sell our fuel for use in the metalworking and manufacturing industries. In 2010, we recognized our initial sale of a Plasma Arc Flow unit and are continuing efforts to sell or lease additional equipment to end users. We reported a net loss of $2,937,062 for the fiscal year ended December 31, 2011 as compared to a net income of $23,600 for the fiscal year ended December 31, 2010 and a net loss of $2,860,615 for the six months ended June 30, 2012 compared to a net loss of $714,467 for the six months ended June 30, 2011. We currently use approximately $250,000 per month to fund our operations.

Our Industry

We focus our efforts on producing and selling fuel and equipment for the metalworking fuel market. This market is currently dominated by acetylene. Acetylene is a gas that is considered toxic, emits soot when it burns and can be volatile. In recent months, several acetylene production plants have exploded, causing a shortage of acetylene and raising prices. MagneGas™ fuel (“MagneGas”) on the other hand, emits oxygen when it burns and independent users have rated MagneGas as a cleaner alternative to acetylene.

According to a recent report on the global market for metalworking gasses by the Freedonia Group, it was reported that “demand for industrial gases in metal welding and fabrication markets is projected to increase 8.6% per year to $5.6 billion in 2014. Gains will be driven primarily by expanding industrial production and construction activity. As a result, the greatest opportunities for growth will emerge in China, India and other developing economies, where industrialization is proceeding most rapidly and where further infrastructural development is key to sustained economic growth. Western Europe, North America and Japan will remain the largest consumers of industrial gases for welding and fabrication markets, although growth opportunities will not equal those of developing economies.”

Our Competitive Strengths

Patented, sustainable, disruptive technology and fuel source – Our patented Plasma Arc Flow System recycles liquid waste through a patented process, producing a hydrogen-based fuel called MagneGas, which the we believe can become, among other things, a replacement for acetylene.

World class technology team – We are led by the Chairman of our board of directors and Chief Scientist, Dr. Santilli, who has been nominated for Nobel Prizes in Physics and Chemistry. He is a former professor at both Harvard and Massachusetts Institute of Technology. He has received numerous Department of Energy research grants for the development of chemically unique clean fuel.

Immediate commercial applications – Our MagneGas and Plasma Flow Arc technology are now both selling in the United States and globally. We expect our disruptive technology to displace current fuel gases such as acetylene.

Multiple revenue channels – We earn revenue from both clean fuel sales (domestic) and big-ticket sales of equipment (international).

Rapid growth potential – We expect to grow revenue through rapid growth in production and sales of MagneGas in the acetylene and natural gas markets, as well as through our international licensing agreement in China.

Our Growth Strategies

Our current focus is to continue the penetration achieved to date by MagneGas, primarily as an alternative for acetylene, into the global market for metalworking and fabrication gasses, a market which is projected to grow more than 8% annually to $5.6 billion by 2014.

Our top priority is to grow sales of MagneGas primarily through an expanding network of established industrial gas distributors and strategic customers. We have distributors in Pennsylvania, Michigan and Florida. We also have a retail operation in Florida selling fuel directly to end users. We have obtained approval from the Department of Transportation to deliver fuel in Florida and currently have several customers purchasing fuel directly.

Even at current, early stage, modest production rates, we believe we can sell MagneGas for 20% to 30% less than acetylene. We project that this economic advantage over acetylene will become greater as production scales up to meet the demand that is already in the pipeline.

And while MagneGas costs are expected to decrease with scaling, some welding industry participants project that the cost of acetylene will rise due to the increasing costs of the calcium carbide from which acetylene is derived. Furthermore, increasingly stringent health and safety regulations will further constrain the production and use of acetylene. In short, we believe the negative economic and regulatory forces acting on acetylene contribute to the beneficial conditions and timing for the adoption of MagneGas as a substitute product.

We plan to expand through the use of direct marketing, exhibiting at trade events and networking opportunities. We plan to expand retail operations in Florida by leveraging existing customers for industry introductions. In the remainder of the United States, we plan to install filling stations in various geographically favorable locations and sell fuel to existing welding fuel distributors for quicker market penetration. In countries outside of the United States, we plan to conduct web-based marketing campaigns and attend industry events to attract potential equipment buyers. Those buyers are expected to purchase or lease equipment from us to produce fuel and sell that fuel to market while paying a royalty to us.

Our Products

We currently have two products: MagneGas and the machines that produce that gas known as Plasma Arc Flow refineries.

Fuel

We currently produce MagneGas for the metalworking market from a feedstock of virgin ethylene glycol (automotive anti-freeze), which is purchased in bulk from outside suppliers. This is a temporary measure while we secure the permits required to process and handle post-consumer waste feedstock such as ethylene glycol and eventually municipal streams such as sewage and sludge.

MagneGas is hydrogen-based and can be used to replace natural gas. It is currently sold as a replacement for acetylene in the metalworking market.

MagneGas is comprised of approximately 65% hydrogen, carbon monoxide, carbon dioxide and other trace gases. It is stored in hydrogen cylinders which are then sold to market. We believe we can sell the cylinders at a 20% to 30% lower price than acetylene.

Equipment

The Plasma Arc Flow System can gasify many forms of liquid waste such as ethylene glycol, sewage and sludge.

Plasma Arc Flow refineries have been configured in various sizes ranging from 50kw to 500kw depending on the application. Plasma Arc Flow refineries range in price from $1 million to $3 million. A 200kw refinery was sold in 2010 to a customer in China for $1.855 million.

The patented Plasma Arc Flow System is based on the flow of a carbon-rich, liquid feedstock through an electric arc between two electrodes submerged in the feedstock. The arc decomposes the liquid molecules into atoms and forms an ultra-high temperature plasma around the tips of the electrodes which sterilizes any waste matter. The Plasma Arc Flow System also controls the formation of MagneGas, a hydrogen-rich fuel, which bubbles to the surface of the refining vessel for easy collection and subsequent compression. In this way, liquid waste streams or oils are converted into MagneGas with minimal by-products such as sterilized water (if using sewage as feedstock) and only a small amount of carbonaceous precipitates or other inert solids which are strained out for periodic removal and disposal.

Recent Developments

We recently began supplying General Motors (“GM”) with MagneGas.  GM is trialing the fuel in maintenance and metal-working activities at its Grand Blanc Weld & Tool Center in Flint, Michigan, including assessing its environmental, health and safety impacts. We will ship their fuel cylinders from our production facility in Michigan.

On July 16, 2012, we entered into a binding initial contract with Clear Sky Energy S.A. de C.V. (“CSE”) by which CSE will purchase a refinery from us for an aggregate purchase price of $2.7 million plus 5% royalties, calculated based upon our gross revenue. We will provide CSE with a draft of the definitive agreement no later than August 31, 2012, which we expect will be executed no later than November 1, 2012. We have received an initial deposit of $100,000. Upon execution of the definitive agreement and the payment of an initial installment of $865,000, we will have 120 days to build the refinery, or the purchase price will be reduced by $5,000 per week, up to a maximum reduction of $150,000. Upon the installation of the refinery, we will grant CSE a non-exclusive right to distribute MagneGas throughout Latin America and upon the purchase of two refineries, CSE will automatically obtain exclusive rights to distribute MagneGas in Mexico.

The Offering

Common stock offered by us	2,197,827 shares.

Common stock offered by selling stockholders	652,173 shares.

Over-allotment option	427,500 shares.

Shares of common stock outstanding before the offering	17,724,689 shares of common stock.

Shares of common stock outstanding immediately after this offering	19,922,516 shares of common stock.

Use of Proceeds
The net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $5,831,937. We will not receive any of the proceeds from the sale of the shares being offered by the selling stockholders in this prospectus. See “Selling Stockholders.”

We will use the net proceeds from this offering to further develop our products and operations, for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk Factors	The common stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors” below.

Ticker Symbol on the Nasdaq Capital Market	“MNGA.”

The number of shares of our common stock outstanding after this offering is based on 17,724,689 shares outstanding as of August 13, 2012, and excludes:

•	1,977,438 shares of common stock issuable upon exercise of warrants outstanding as of August 13, 2012 at an exercise price of $3.00;

•	15,000 shares of common stock issuable upon exercise of warrants outstanding as of August 13, 2012 at an exercise price of $2.50;

•	1,067,689 shares of common stock issuable upon exercise of warrants outstanding as of August 13, 2012 at an exercise price of $4.00; and

•	2,910,000 shares of common stock issuable upon the exercise of options outstanding as of August 13, 2012 at an exercise price of $1.50.

Our registration statement covering an aggregate of 3,008,939 shares of our common stock was declared effective by the SEC on July 5, 2012, allowing the holders of those shares to sell the shares in the public market. The registration statement registered shares of common stock, warrants, and the shares of common stock underlying the warrants that were sold to investors in our private placement that closed on March 29, 2012 and April 3, 2012. The over-abundance of shares available in the open market could have a negative impact on our stock price. Additionally, potential investors in the current offering may choose to purchase shares of our common stock from those holders at a lower price than the shares being offered pursuant to this prospectus.

Except where we otherwise state, the information we present in this prospectus reflects our 10-for-1 reverse stock split effected on June 26, 2012, assumes no exercise by the underwriters of the over-allotment option, and assumes no options, warrants or shares of stock will be issued after August 13, 2012.

Corporate Information

Our principal executive offices are located at 150 Rainville Road, Tarpon Springs, FL 34689 and our telephone number is (727) 934-3448. Our website address is www.magnegas.com. The information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. The information on our website is not part of this prospectus.

Reverse Stock Split

On June 26, 2012, we effected a 10-for-1 reverse stock split for our common stock.  Except as otherwise indicated, all of the share and per share information  referenced in this prospectus has been adjusted to reflect the reverse stock split of our common stock.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our shares of common stock could decline, and you may lose all or part of your investment. You should read the section entitled “Cautionary Note Regarding Forward-Looking Statements” below for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Risks Relating to the Company’s Business

We have a limited operating history and there can be no assurance that we can achieve or maintain profitability.

We have a limited operating history that can be used to evaluate us, and the likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays that we may encounter because we are a small business. As a result, we may not be profitable and we may not be able to generate sufficient revenue to develop as we have planned.

Our ability to achieve and maintain profitability and positive cash flow will be dependent upon:

•	management’s ability to maintain the technology and skills necessary for our fuel conversion services;
•	our ability to keep abreast of the changes by the government agencies and law particularly in the areas of intellectual property and environmental regulation;
•	our ability to attract customers who require the products and services we offer;
•	our ability to generate revenues through the sale of our products and services to potential clients; and
•	our ability to manage the logistics and operations of the company and the distribution of our products and services.

We have had operating losses since formation and expect to incur net losses for the near term.

We reported a net income of $23,600 for the fiscal year ended December 31, 2010 and a net loss of $2,907,062 for the fiscal year ended December 31, 2011. We also reported a net loss of $2,860,615 for the six months ended June 30, 2012 compared to a net loss of $714,467 for the six months ended June 30, 2011.  We anticipate that we will lose money in the near term and we may not be able to achieve profitable operations. In order to achieve profitable operations we need to secure sales of fuel and Plasma Arc Flow System. The majority of our revenue in 2010 was the result of a one-time sale of a refinery to our partner in China for the Municipal Wastewater market. However, since that time, we determined that better opportunities exist in the metalworking market to generate revenue in the immediate term. As a result, we have shifted our focus from selling refineries for sewage treatment to generating recurring revenue in metalworking fuel sales. This has resulted in a drop in revenue from 2010 to 2011 as we ramp up sales in this new market. We cannot be certain that our business will be successful or that we will generate significant revenues and become profitable.

We may need additional funding to continue operations, which may not be available to us on favorable terms or at all.

To date we have generated only limited revenue from our products and have not achieved positive cash flows or profitability.  After completion of this offering, we expect to continue to incur significant operating losses for the foreseeable future as we incur costs associated with the continuation of our research and development programs, expand our sales and marketing capabilities, increase manufacturing of our products and comply with the requirements related to being a U.S. public company listed on the Nasdaq Capital Market. Additional funding may be needed after completion of this offering and it may not be available on terms favorable to us, or at all. If we raise additional funding through the issuance of equity securities, our stockholders may suffer dilution and our ability to use our net operating losses to offset future income may be limited. If we raise additional funding through debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, require us to use our cash to make payments under such indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we are unable to secure additional funding, our development programs and our commercialization efforts would be delayed, reduced or eliminated, our relationships with our suppliers and customers may be harmed, and we may not be able to continue our operations.

The growth of our business depends upon the development and successful commercial acceptance of our products.

We depend upon a variety of factors to ensure that our MagneGas and Plasma Arc Flow System are successfully commercialized, including timely and efficient completion of design and development, implementation of manufacturing processes, and effective sales, marketing, and customer service. Because of the complexity of our products, significant delays may occur between development, introduction to the market and volume production phases.

The development and commercialization of MagneGas and Plasma Arc Flow System involves many difficulties, including:

•	retention and hiring of appropriate operational, research and development personnel;
•	determination of the products’ technical specifications;
•	successful completion of the development process;
•	successful marketing of MagneGas and Plasma Arc Flow System and achieving customer acceptance;
•	managing inventory levels, logistics and operations; and
•	additional customer service and warranty costs associated with supporting product modifications and/or subsequent potential field upgrades.

We must expend significant financial and management resources to develop and market our MagneGas and Plasma Arc Flow System. We cannot assure that we will receive meaningful revenue from these investments. If we are unable to continue to successfully develop or modify our products in response to customer requirements or technological changes, or our products are not commercially successful, our business may be harmed.

The possibility of a global financial crisis may significantly impact our business and financial condition and our ability to attract customers to our relatively new technology for the foreseeable future.

The turmoil in the global financial system may adversely impact our ability to raise capital, invest in the development and refinement of our technology and to successfully market it to new customers. We may face increasing challenges if conditions in the financial markets do not improve over time. Our ability to access the capital markets may be restricted at a time when we would like, or need, to raise financing, which could have a material negative impact on our flexibility to react to changing economic and business conditions. The economic situation could have a material negative impact on our ability to attract new customers willing to try our alternative fuel products or purchase our technology.

Failure to comply with government regulations will severely limit our sales opportunities and future revenue.

Failure to obtain operating permits, or otherwise to comply with federal and state regulatory and environmental requirements, could affect our abilities to market and sell MagneGas and the Plasma Arc Flow System and could have a material adverse affect on our business and operations.

We and our customers may be required to comply with a number of federal, state and local laws and regulations in the areas of safety, health and environmental controls. In as much as we intend to market the Plasma Arc Flow System internationally, we will be required to comply with laws and regulations and, when applicable, obtain permits in those other countries.

We cannot be certain that we will be able to obtain or maintain, required permits and approvals, that new or more stringent environmental regulations will not be enacted or that if they are, that we will be able to meet the stricter standards.

Our technology is unproven on a large-scale industrial basis and could fail to perform in an industrial production environment.

The Plasma Arc Flow System has never been utilized on a large-scale industrial basis. All of the tests that we have conducted to date with respect to our technology have been performed on limited quantities of liquid waste, and we cannot assure you that the same or similar results could be obtained on a large-scale industrial basis. We cannot predict all of the difficulties that may arise when the technology is utilized on a large-scale industrial basis. In addition, our technology has never operated at a volume level required to be profitable. As our product is an alternative to acetylene, the unstable price of acetylene will impact our ability to become profitable and to sell cost competitive fuel. It is possible that the technology may require further research, development, design and testing prior to implementation of a larger-scale commercial application. Accordingly, we cannot assure you that this technology will perform successfully on a large-scale commercial basis, that it will be profitable to us or that our MagneGas will be cost competitive in the market.

Our future success is dependent, in part, on the performance and continued service of Scott Wainwright, Dr. Ruggero Maria Santilli, and other key personnel. Without their continued service, we may be forced to interrupt our operations.

We are presently dependent to a great extent upon the experience, abilities and continued services of Scott Wainwright, our President and Dr. Ruggero Maria Santilli, our Chief Scientist. Scott Wainwright has developed strategic relationships in our industry that are critical to our success and has obtained knowledge of our product that will take substantial time to replace. Dr. Santilli is the inventor of the technology and the Chief Scientist at our company and as such his knowledge of the intellectual property associated with the development and implementation of our technology is critical to our success. The loss of either of their services would delay our business operations substantially.

Our related party transactions may cause conflicts of interests that may adversely affect our business.

Our intellectual property was purchased through a related party transaction with Hyfuels, Inc, who through the transaction became a stockholder of our company. We currently lease our building through a related party transaction with a company wholly owned by Dr. Santilli and his spouse and director of our company, Carla Santilli. We own a 20% interest in MagneGas Europe, a company whose major stockholder is Ermanno Santilli, our Chief Executive Officer. In addition, Dr. Santilli has personally contributed a small refinery for our use and we have received various small notes and loans from related parties, all of which have been paid in full.

We believe that these transactions and agreements that we have entered into with these affiliates are on terms that are at least as favorable as could reasonably have been obtained at such time from third parties. However, these relationships could create, or appear to create, potential conflicts of interest when our board of directors is faced with decisions that could have different implications for us and these affiliates. The appearance of conflicts, even if such conflicts do not materialize, might adversely affect the public’s perception of us, as well as our relationship with other companies and our ability to enter into new relationships in the future, which could have a material adverse effect on our ability to raise capital or to do business.

We have the potential risk of product liability which may subject us to litigation and related costs.

Our Plasma Arc Flow System may be utilized in a variety of industrial and other settings, and may be used to handle materials resulting from the user's generation of liquid waste and the creation of a compressed hydrogen based fuel for distribution to end customers. The equipment, cylinders and gas will therefore be subject to risks of breakdowns and malfunctions. There is also inherent risk in the compression, transportation and use of MagneGas. It is possible that claims for personal injury and business losses arising out of these risks, breakdowns and malfunctions will occur. Our insurance may be insufficient to provide coverage against all claims, and claims may be made against us even if covered by our insurance policy for amounts substantially in excess of applicable policy limits. Such an event could have a material adverse effect on our business, financial condition and results of operations.

Because we are smaller and have fewer financial and other resources than many alternative fuel companies, we may not be able to successfully compete in the very competitive alternative fuel industry.

Fuel is a commodity. There is significant competition among existing alternative fuel producers. Our business faces competition from a number of producers that can produce significantly greater volumes of fuel than we can or expect to produce, producers that can produce a wider range of fuel products than we can, and producers that have the financial and other resources that would enable them to expand their production rapidly if they chose to. These producers may be able to achieve substantial economies of scale and scope, thereby substantially reducing their fixed production costs and their marginal productions costs. If these producers are able to substantially reduce their marginal production costs, the market price of fuel may decline and we may be not be able to produce biogas at a cost that allows us to compete economically. Even if we are able to operate profitably, these other producers may be substantially more profitable than us, which may make it more difficult for us to raise any financing necessary for us to achieve our business plan and may have a materially adverse effect on the market price of our common stock.

Costs of compliance with burdensome or changing environmental and operational safety regulations could cause our focus to be diverted away from our business and our results of operations may suffer.

Liquid waste disposal and fuel production involves the discharge of potential contaminants into the water and air and is subject to various regulatory and safety requirements. As a result, we are subject to complicated environmental regulations of the U.S. Environmental Protection Agency and regulations and permitting requirements of the various states. These regulations are subject to change and such changes may require additional capital expenditures or increased operating costs. Consequently, considerable resources may be required to comply with future environmental regulations. In addition, our production plants could be subject to environmental nuisance or related claims by employees, property owners or residents near the plants arising from air or water discharges. Environmental and public nuisance claims, or tort claims based on emissions, or increased environmental compliance costs resulting therefrom could significantly increase our operating costs.

As MagneGas is new to the metalworking market, it may take time for the industry to adapt to it. In addition, the economy may adversely impact consumption of fuel in the metalworking market making it more difficult for us to sell our product.

MagneGas is a replacement for acetylene for the metalworking market. As this is a new product in the industry, it may take time for end users to consider changing from acetylene to MagneGas and as such this may adversely impact our sales. In addition, consumption for fuel in the metalworking market is highly dependent on the economic conditions of the manufacturing industry and as such adverse conditions in the economy may also negatively impact our ability to sell our fuel to market.

Mergers or other strategic transactions involving our competitors could weaken our competitive position, which could harm our operating results.

There is significant competition among existing alternative fuel producers.  Some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with systems integrators, third-party consulting firms or other parties. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure and our loss of market share and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could have a material adverse effect on our business, operating results and financial condition.

Because our long-term plan depends, in part, on our ability to expand the sales of our solutions to customers located outside of the United States, our business will be susceptible to risks associated with international operations.

We have limited experience operating in foreign jurisdictions. We continue to explore opportunities for joint ventures internationally.  Our inexperience in operating our business outside of North America increases the risk that our current and any future international expansion efforts will not be successful. Conducting international operations subjects us to new risks that, generally, we have not faced in the United States, including:

•	fluctuations in currency exchange rates;
•	unexpected changes in foreign regulatory requirements;
•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;
•	difficulties in managing and staffing international operations;
•	potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings;
•	localization of our solutions, including translation into foreign languages and associated expenses;
•	the burdens of complying with a wide variety of foreign laws and different legal standards, including laws and regulations related to privacy;
•	increased financial accounting and reporting burdens and complexities;
•	political, social and economic instability abroad, terrorist attacks and security concerns in general; and
•	reduced or varied protection for intellectual property rights in some countries.

Risks Related to Our Intellectual Property

The success of our business depends, in part, upon proprietary technologies and information that may be difficult to protect and may be perceived to infringe on the intellectual property rights of third parties.

We believe that the identification, acquisition and development of proprietary technologies are key drivers of our business. Our success depends, in part, on our ability to obtain patents, maintain the secrecy of our proprietary technology and information, and operate without infringing on the proprietary rights of third parties. We cannot assure you that the patents of others will not have an adverse effect on our ability to conduct our business, that the patents that provide us with competitive advantages will not be challenged by third parties, that we will develop additional proprietary technology that is patentable or that any patents issued to us will provide us with competitive advantages. Further, we cannot assure you that others will not independently develop similar or superior technologies, duplicate elements of our biomass technology or design around it.

In order to successfully commercialize our proprietary technologies, it is possible that we may need to acquire licenses to use, or to contest the validity of, issued or pending patents. We cannot assure you that any license acquired under such patents would be made available to us on acceptable terms, if at all, or that we would prevail in any such contest. In addition, we could incur substantial costs in defending ourselves in suits brought against us for alleged infringement of another party's patents or in defending the validity or enforceability of our patents, or in bringing patent infringement suits against other parties based on our patents.

In addition to the protection afforded by patents, we also rely on trade secrets, proprietary know-how and technology that we seek to protect, in part, by confidentiality agreements with our prospective joint venture partners, employees and consultants. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any such breach, or that our trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

We cannot assure you that we will obtain any patent protection that we seek, that any protection we do obtain will be found valid and enforceable if challenged or that it will confer any significant commercial advantage. U.S. patents and patent applications may also be subject to interference proceedings and U.S. patents may be subject to re-examination proceedings in the U.S. Patent and Trademark Office (USPTO) and foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent offices, which proceedings could result in either loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of, the patent or patent application. In addition, such interference, re-examination and opposition proceedings may be costly. Moreover, the U.S. patent laws may change, possibly making it easier to challenge patents. Some of our technology was, and continues to be, developed in conjunction with third parties, and thus there is a risk that such third parties may claim rights in our intellectual property. Thus, any patents that we own or license from others may provide limited or no protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology.

Many of our competitors have significant resources and incentives to apply for and obtain intellectual property rights that could limit or prevent our ability to commercialize our current or future products in the United States or abroad.

Many of our potential competitors who have significant resources and have made substantial investments in competing technologies may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets. Our current or future U.S. or foreign patents may be challenged, circumvented by competitors or others or may be found to be invalid, unenforceable or insufficient. Since patent applications are confidential until patents are issued in the United States, or in most cases, until after 18 months from filing of the application, or corresponding applications are published in other countries, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make the inventions covered by each of our pending patent applications, or that we were the first to file patent applications for such inventions.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how. We generally seek to protect this information by confidentiality agreements with our employees, consultants, scientific advisors and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Risks Related to Our Common Stock and this Offering:

Our stock has limited liquidity.

Our common stock is quoted on the Nasdaq Capital Market and has limited liquidity, as our common stock has historically been sporadically and thinly traded.

The market price for our common shares is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of profits, which could lead to wide fluctuations in our share price. You may be unable to sell your common shares at or above your purchase price, which may result in substantial losses to you.

The market for our common shares is characterized by significant price volatility when compared to the shares of larger, more established companies that trade on a national securities exchange and have large public floats, and we expect that our share price will continue to be more volatile than the shares of such larger, more established companies for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our common shares are, compared to the shares of such larger, more established companies, sporadically and thinly traded. Even though our stock has been listed on the Nasdaq Capital Market, there is no assurance that there would be an increase in the trading volume of our common stock. As a consequence, the trading of relatively small quantities of shares by our stockholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our common shares are sold on the market without commensurate demand. Secondly, we are a speculative or “risky” investment due to our limited operating history, lack of profits to date, and uncertainty of future market acceptance for our potential products. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a larger, more established company that trades on a national securities exchange and has a large public float. Many of these factors are beyond our control and may decrease the market price of our common shares, regardless of our operating performance.

Future sales of our common stock in the public market by management or our large stockholders could lower our stock price.

Our largest stockholders, together with the other members of our board of directors and our executive officers, collectively beneficially own 59.0% of our outstanding common stock. If our officers, directors and current stockholders sell, or indicate intent to sell, substantial amounts of our common stock in the public market, the trading price of our common stock may decline significantly. Additionally, 9,909,928 shares of our common stock issued to our officers, directors and 10% stockholders that will be outstanding immediately after completion of this offering will become eligible for sale in the public markets from time to time, subject to restrictions under the Securities Act of 1933, as amended (“Securities Act”) following the expiration of lock-up agreements entered into for the benefit of the underwriters by the holders of the common stock, including our directors and executive officers.

The sale of the shares of common stock covered by our prospectus dated July 5, 2012 could lower our stock price.

Our registration statement covering an aggregate of 3,008,939 shares of our common stock was declared effective by the SEC on July 5, 2012, allowing the holders of those shares to sell the shares in the public market. The registration statement registered shares of common stock, warrants, and the shares of common stock underlying the warrants that were sold to investors in our private placement that closed on March 29, 2012 and April 3, 2012. The over-abundance of shares available in the open market could have a negative impact on our stock price. Additionally, potential investors in the current offering may choose to purchase shares of our common stock from those holders at a lower price than the shares being offered pursuant to this prospectus.

We have a significant number of warrants outstanding, and while these warrants are outstanding, it may be more difficult to raise additional equity capital. Additionally, certain of these warrants contain price-protection provisions that may result in the reduction of their exercise prices if certain transactions occur in the future.

As of August 13, 2012, we had outstanding warrants to purchase 3,060,127 shares of common stock. The holders of these warrants are given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time during which these warrants are likely to be exercised, we may be unable to obtain additional equity capital on more favorable terms from other sources. Furthermore, the majority of these warrants contain price-protection provisions under which, if we were to issue securities in conjunction with a merger, tender offer, sale of assets or reclassification of our common stock at a price lower than the exercise price of such warrants, the exercise price of the warrants would be reduced, with certain exceptions, to the lower price. Additionally, the exercise of these warrants will cause the increase of our outstanding shares of our common stock, which could have the effect of substantially diluting the interests of our current stockholders.

The stock purchase agreements under which we sold securities in certain private placements conducted in 2011 and 2012 contain anti-dilution rights applicable to the common stock sold in such private placements.

The stock purchase agreements under which we sold securities in certain private placements conducted in 2011 and 2012 contain anti-dilution rights applicable to the common stock sold in such private placements. These anti-dilution rights allow those investors to receive additional shares of our common stock in the event we sell shares of common stock or common stock equivalents at a price per share less than the prices sold in those offerings.  In the event this occurs, our other stockholders will experience immediate dilution, which may be substantial.

Our shares of common stock are very thinly traded, and the price may not reflect our value and there can be no assurance that there will be an active market for our shares of common stock now or in the future.

Although our common stock is quoted on the Nasdaq Capital Market, our shares of common stock are very thinly traded, and the price of our common stock, if traded, may not reflect our value. There can be no assurance that there will be an active market for our shares of common stock either now or in the future. Market liquidity will depend on the perception of our operating business and any steps that our management might take to bring us to the awareness of investors. There can be no assurance given that there will be any awareness generated. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business. As a result, holders of our securities may not find purchasers for our shares should they attempt to sell shares held by them. Consequently, our shares should be purchased only by investors having no need for liquidity in their investment and who can hold our shares for an indefinite period of time.

If a more active market should develop, the price of our shares of common stock may be highly volatile. Because there may be a low price for our shares of common stock, many brokerage firms may not be willing to effect transactions in our securities. Even if an investor finds a broker willing to effect a transaction in the shares of our common stock, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such shares of common stock as collateral for any loans.

While we have listed our common stock on the Nasdaq Capital Market in conjunction with this offering, there can be no guarantee that such listing will improve our liquidity.

The members of our board of directors, their affiliates and our executive officers, as stockholders, control our company.

Our largest stockholders together with the other members of our board of directors and our executive officers, as stockholders, collectively beneficially own 59.0% of our outstanding common stock. As a result of this ownership, they have the ability to significantly influence all matters requiring approval by stockholders of our company, including the election of directors. In particular, Dr. Santilli, Chairman of the board of directors, beneficially owns 38.4% of our outstanding common stock and DDI Industry International, a 10% shareholder of our company, owns 12.4% of our outstanding common stock. As a result, Dr. Santilli and DDI Industry International beneficially own an aggregate of 50.8% of our outstanding stock and have the ability to significantly influence all matters requiring approval by stockholders of our company. In addition to ownership of our common stock, Dr. Santilli and his spouse Carla Santilli beneficially own 100% of our outstanding 1,000,000 shares of preferred stock, which entitles Dr. Santilli and Carla Santilli to voting rights in the aggregate of 100,000,000,000 votes.  This concentration of ownership also may have the effect of delaying or preventing a change in control of our company that may be favored by other stockholders. This could prevent transactions in which stockholders might otherwise receive a premium for their shares over current market prices.

If securities or industry analysts do not publish research or reports about us, or publish negative reports about our business, our share price could decline.

Securities analysts currently do not cover our common stock and may not do so in the future. Our lack of analyst coverage might depress the price of our common stock and result in limited trading volume. If we do receive analyst coverage in the future, any negative reports published by such analysts could have similar effects.

Future issuance of our common stock could dilute the interests of existing stockholders.

We may issue additional shares of our common stock in the future. The issuance of a substantial amount of common stock could have the effect of substantially diluting the interests of our current stockholders. In addition, the sale of a substantial amount of common stock in the public market, either in the initial issuance or in a subsequent resale by the target company in an acquisition which received such common stock as consideration or by investors who acquired such common stock in a private placement could have an adverse affect on the market price of our common stock.

The application of the Securities and Exchange Commission’s “penny stock” rules to our common stock could limit trading activity in the market, and our stockholders may find it more difficult to sell their stock.

Our common stock has recently traded at less than $5.00 per share and was not previously listed on a national securities exchange and therefore has been subject to the Securities and Exchange Commission’s (“SEC”) penny stock rules. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

We do not intend to pay dividends for the foreseeable future, and you must rely on increases in the market prices of our common stock for returns on your investment.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

We will have broad discretion over the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion to use the net proceeds of this offering for a variety of purposes, including, further development of our products and operations, working capital and general corporate purposes. We may spend or invest these proceeds in a way with which our stockholders disagree. Failure by our management to effectively use these funds could harm our business and financial condition. Until the net proceeds are used, they may be placed in investments that do not yield a favorable return to our investors, do not produce significant income or lose value.

Even though our shares are listed on the Nasdaq Capital Market, we may not meet the continued listing standards and our stockholders could find it difficult to sell our shares.

Our common shares are listed for trading on the Nasdaq Capital Market. However, we will be required to fulfill specific requirements in order for their shares to continue to be listed. If our shares are delisted from the Nasdaq Capital Market at some later date, our stockholders could find it difficult to sell our shares.

In addition, we have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on the Nasdaq Capital Market are “covered securities.” If we were unable to meet the Nasdaq Capital Market’s listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering if we fail to meet the Nasdaq Capital Market’s continued listing requirements.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the company.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), or (iv) any other action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision may limit our stockholders’ ability to obtain a judicial forum that they find favorable for disputes with us or our directors, officers or other employees or stockholders.

Our certificate of incorporation, bylaws and the Delaware General Corporation Law may delay or deter a change of control transaction.

Certain provisions of our certificate of incorporation and bylaws may have the effect of deterring takeovers, such as those provisions authorizing our board of directors to issue, from time to time, any series of preferred stock and fix the designation, powers, preferences and rights of the shares of such series of preferred stock; prohibiting stockholders from acting by written consent in lieu of a meeting; requiring advance notice of stockholder intention to put forth director nominees or bring up other business at a stockholders’ meeting; prohibiting stockholders from calling a special meeting of stockholders; requiring a 66 2/3% majority stockholder approval in order for stockholders to amend certain provisions of our certificate of incorporation or bylaws or adopt new bylaws; providing that, subject to the rights of preferred shares, the directors will be divided into three classes and the number of directors is to be fixed exclusively by our board of directors; and providing that none of our directors may be removed without cause. Section 203 of the DGCL, from which we did not elect to opt out, provides that if a holder acquires 15% or more of our stock without prior approval of our board of directors, that holder will be subject to certain restrictions on its ability to acquire us within three years. These provisions may delay or deter a change of control of us, and could limit the price that investors might be willing to pay in the future for shares of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward looking statements that involve risks and uncertainties, principally in the sections entitled “Description of Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All statements other than statements of historical fact contained in this prospectus, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” or elsewhere in this prospectus, which may cause our or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These factors include:

•	our limited operating history;
•	our limited financial resources and our ability to obtain additional financing;
•	the development and successful commercial acceptance of our products;
•	the cost of compliance with government regulations;
•	that our technology is unproven on a large-scale industrial basis;
•	our dependence on our management team, including Dr. Ruggero Maria Santilli;
•	risks of product liability;
•	our competition, including from significantly larger alternative fuel companies;
•	a slow pace of industry adoption of MagneGas; and
•	protection of our intellectual property.

 Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assumes no obligation to update any such forward-looking statements.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this prospectus. Before you invest in our shares, you should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this prospectus could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus to conform our statements to actual results or changed expectations.

USE OF PROCEEDS

The net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $5,831,937. We will not receive any of the proceeds from the sale of the shares being offered by selling stockholders in this prospectus.

We intend to use the net proceeds from this offering to further develop our products and operations, for working capital and other general corporate purposes.

DILUTION

A purchaser of our common stock in this offering will experience dilution to the extent of the difference between the offering price per share of our common stock in this offering and the net tangible book value per share of our common stock after this offering.

Our net tangible book value as of June 30, 2012 was approximately $6,151,263, or approximately $0.347 per share. Net tangible book value per share represents our total tangible assets less total tangible liabilities, divided by the number of shares of common stock outstanding as of June 30, 2012.

Net tangible book value dilution per share to new investors represents the difference between the amount per share of common stock paid by purchasers in this offering and the as adjusted net tangible book value per share of common stock immediately after this offering. After giving effect to our sale of 2,197,827 shares of common stock at the public offering price of $3.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses, our adjusted net tangible book value as of June 30, 2012 would have been $11,984,744, or $0.602 per share. This amount represents an immediate increase in net tangible book value of $0.255 per share to existing stockholders and an immediate dilution in net tangible book value of $2.398 per share to new investors in this offering, as illustrated in the following table:

Public offering price per share	$3.	00
Net tangible book value per share as of June 30, 2012	$0.	347
Increase in net tangible book value per share attributable to new investors	$0.	255
Adjusted Net tangible book value per share as of June 30, 2012, after giving effect to the offering	$0.	602
Dilution per share to new investors in the offering	$2.	398

The foregoing illustration does not reflect potential dilution from the exercise of outstanding options or warrants to purchase shares of our common stock.  If the underwriters exercise in full their over-allotment option to purchase 427,500 shares of common stock, our adjusted net tangible book value as of June 30, 2012 would have been $14,469,969, or $0.711 per share, representing an increase in net tangible book value of $0.364 per share to new investors purchasing common stock in this offering.

The above discussion and table are based on 17,724,689 shares outstanding as of August 13, 2012, and excludes:

•	1,977,438 shares of common stock issuable upon exercise of warrants outstanding as of August 13, 2012 at an exercise price of $3.00;

•	15,000 shares of common stock issuable upon exercise of warrants outstanding as of August 13, 2012 at an exercise price of $2.50;

•	1,067,689 shares of common stock issuable upon exercise of warrants outstanding as of August 13, 2012 at an exercise price of $4.00; and

•	2,910,000 shares of common stock issuable upon the exercise of options outstanding as of August 13, 2012 at an exercise price of $1.50.

PRICE RANGE OF OUR COMMON STOCK

On August 15, 2012, our common stock commenced trading on the Nasdaq Capital Market under the symbol “MNGA.” Prior to that time, our common stock was quoted on the Over-the-Counter Bulletin Board (“OTCBB”).

The following table sets forth, for the periods indicated, the high and low trading prices for our common stock as reported on the Nasdaq Capital Market.

	Fiscal 2012		Fiscal 2011				Fiscal 2010
	High	Low	High		Low		High		Low

Third Quarter (August 15, 2012)	$4.00	$3.11	$	n/a	$	n/a	$	n/a	$	n/a
Fourth Quarter (October 1 - December 31)	$-	$-	$	n/a	$	n/a	$	n/a	$	n/a

The following table shows, for the periods indicated, the high and low bid prices per share of our common stock as reported by the OTCBB quotation service. These bid prices represent prices quoted by broker-dealers on the OTCBB quotation service. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

	Fiscal 2012		Fiscal 2011		Fiscal 2010
	High	Low	High	Low	High	Low

First Quarter (January 1 - March 31)	$3.00	$1.90	$1.50	$1.20	$2.20	$0.65
Second Quarter (April 1 - June 30)	$8.40	$2.70	$2.10	$1.25	$2.00	$0.70
Third Quarter (July 1 - September 30) (through August 14, 2012)	$5.60	$3.41	$2.80	$2.00	$2.80	$0.75
Fourth Quarter (October 1 - December 31)	$-	$-	$2.70	$1.80	$2.80	$1.10

On August 15, 2012, the last sale price of our common stock as reported on the Nasdaq Capital Market was $3.25 per share. On June 26, 2012, we effected a 10-for-1 reverse stock split of our common stock.

As of August 13, 2012, there were approximately 264 stockholders of record. Because shares of our common stock are held by depositaries, brokers and other nominees, the number of beneficial holders of our shares is substantially larger than the number of stockholders of record.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock, and we do not anticipate declaring or paying cash dividends for the foreseeable future. We are not subject to any legal restrictions respecting the payment of dividends, except that we may not pay dividends if the payment would render us insolvent. Any future determination as to the payment of cash dividends on our common stock will be at our board of directors’ discretion and will depend on our financial condition, operating results, capital requirements and other factors that our board of directors considers to be relevant.

DETERMINATION OF OFFERING PRICE

Our common stock currently trades in very limited quantities on the Nasdaq Capital Market.  However, our underwriters are not obligated to make a market in our shares, and even if they choose to make a market, they can discontinue at any time without notice.  Neither we nor the underwriters can provide any assurance that an active and liquid trading market in our shares will develop further or, if developed further, that the market will continue.

The public offering price of the shares offered by this prospectus was determined by negotiation between us and the underwriters. The following factors were considered in determining the public offering price of the shares:

•	our history and our prospects;
•	the industry in which we operate;
•	our past and present operating results;
•	recent trading prices of our common stock on the OTCBB and the Nasdaq Capital Market;
•	the resale of up to 3,008,939 shares of our common stock pursuant to a registration statement that was declared effective by the SEC on July 5, 2012;
•	the previous experience of our executive officers; and
•	the general condition of the shares markets at the time of this offering.

We cannot assure you that the shares sold in this offering can be sold at or above the public offering price.

PENNY STOCK CONSIDERATIONS

Our common stock has recently traded at less than $5.00 per share and was not listed on a national securities exchange and therefore has been subject to the SEC’s penny stock rules. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

DESCRIPTION OF BUSINESS

Our Company

We are an alternative energy company that creates and produces hydrogen-based alternative fuel through the gasification of liquid waste. We have developed a process which transforms various types of liquid waste through a proprietary plasma arc machine. The result of the product is to carbonize the waste for normal disposal. A byproduct of this process is to produce an alternative to natural gas currently sold in the metalworking market. We produce gas bottled in cylinders for the purpose of distribution to the metalworking market as an alternative to acetylene. Additionally, we market, for sale or licensure, our proprietary plasma arc technology. Through the course of our business development, we have established a retail and wholesale platform to sell our fuel for use in the metalworking and manufacturing industries. In 2010, we recognized our initial sale of a Plasma Arc Flow unit and are continuing efforts to sell or lease additional equipment to end users.

History

MagneGas Corporation was organized in the state of Delaware on December 9, 2005. We were originally organized under the name 4307, Inc, for the purpose of locating and negotiating with a business entity for a combination. On April 2, 2007 all the issued and outstanding shares of 4307, Inc. were purchased by Clean Energies Tech Co., a private company owned by Dr. Santilli. Following this stock purchase, our name was changed to MagneGas Corporation.

Recent Developments

We recently began supplying General Motors (“GM”) with MagneGas.  GM is trialing the fuel in maintenance and metal-working activities at its Grand Blanc Weld & Tool Center in Flint, Michigan, including assessing its environmental, health and safety impacts. We will ship their fuel cylinders from our production facility in Michigan.

On July 16, 2012, we entered into a binding initial contract with Clear Sky Energy S.A. de C.V. (“CSE”) by which CSE will purchase a refinery from us for an aggregate purchase price of $2.7 million plus 5% royalties, calculated based upon our gross revenue. We will provide CSE with a draft of the definitive agreement no later than August 31, 2012, which we expect will be executed no later than November 1, 2012. We have received an initial deposit of $100,000. Upon execution of the definitive agreement and the payment of an initial installment of $865,000, we will have 120 days to build the refinery, or the purchase price will be reduced by $5,000 per week, up to a maximum reduction of $150,000. Upon the installation of the refinery, we will grant CSE a non-exclusive right to distribute MagneGas throughout Latin America and upon the purchase of two refineries, CSE will automatically obtain exclusive rights to distribute MagneGas in Mexico.

Our Industry

We focus our efforts on producing and selling fuel and equipment for the metalworking fuel market. This market is currently dominated by acetylene. Acetylene is a gas that is considered toxic, emits soot when it burns and can be very volatile. In recent months, several acetylene production plants have exploded, causing a shortage of acetylene and raising prices. MagneGas on the other hand, emits oxygen when it burns and independent users have rated MagneGas as a cleaner alternative to acetylene.

According to a recent report on the global market for metalworking gasses by the Freedonia Group, “demand for industrial gases in metal welding and fabrication markets is projected to increase 8.6% per year to $5.6 billion in 2014. Gains will be driven primarily by expanding industrial production and construction activity. As a result, the greatest opportunities for growth will emerge in China, India and other developing economies, where industrialization is proceeding most rapidly and where further infrastructural development is key to sustained economic growth. Western Europe, North America and Japan will remain the largest consumers of industrial gases for welding and fabrication markets, although growth opportunities will not equal those of developing economies.”

Our Competitive Strengths

Patented, sustainable, disruptive technology and fuel source – Our patented Plasma Arc Flow System recycles liquid waste through a patented process, producing a hydrogen-based fuel called MagneGas, which the we believe can become, among other things, a replacement for acetylene.

World class technology team – We are led by the Chairman of our board of directors and Chief Scientist Dr. Santilli, who has been nominated for Nobel Prizes in Physics and Chemistry. He is a former professor at both Harvard and Massachusetts Institute of Technology. He has received numerous Department of Energy research grants for the development of chemically unique clean fuel.

Immediate commercial applications – Our MagneGas and Plasma Flow Arc technology are now both selling in the United States and globally. We expect our disruptive technology to displace current fuel gases such as acetylene.

Multiple revenue channels – We earn revenue from both clean fuel sales (domestic) and big-ticket sales of equipment (international).

Rapid growth potential – We expect to grow revenue through rapid growth in production and sales of MagneGas in the acetylene and natural gas markets, as well as through our international licensing agreement in China.

Our Growth Strategies

Our current focus is to continue the penetration achieved to date by MagneGas, primarily as an alternative for acetylene, into the global market for metalworking and fabrication gasses, a market which is projected to grow more than 8% annually to $5.6 billion by 2014.

Our top priority is to grow sales of MagneGas primarily through an expanding network of established industrial gas distributors and strategic customers. We have distributors in Pennsylvania, Michigan and Florida. We also have a retail operation in Florida selling fuel directly to end users. We have obtained approval from the Department of Transportation to deliver fuel in Florida and currently have several customers purchasing fuel directly.

Even at current, early stage, modest production rates, we believe we can sell MagneGas for 20% to 30% less than acetylene. We project that this economic advantage over acetylene will become greater as production scales up to meet the demand that is already in the pipeline.

And while MagneGas costs are expected to decrease with scaling, some welding industry participants project that the cost of acetylene will rise due to the increasing costs of the calcium carbide from which acetylene is derived. Furthermore, increasingly stringent health and safety regulations will further constrain the production and use of acetylene. In short, we believe the negative economic and regulatory forces acting on acetylene contribute to the beneficial conditions and timing for the adoption of MagneGas as a substitute product.

We plan to expand through the use of direct marketing, exhibiting at trade events and networking opportunities. We plan to expand retail operations in Florida by leveraging existing customers for industry introductions. In the remainder of the United States, we plan to install filling stations in various geographically favorable locations and sell fuel to existing welding fuel distributors for quicker market penetration. In countries outside of the United States, we plan to conduct web-based marketing campaigns and attend industry events to attract potential equipment buyers. Those buyers are expected to purchase or lease equipment from us to produce fuel and sell that fuel to market while paying a royalty to us.

Our Products

We currently have two products: MagneGas and Plasma Arc Flow System.

Fuel

We currently produce MagneGas for the metalworking market from a feedstock of virgin ethylene glycol (automotive anti-freeze), which is purchased in bulk from outside suppliers. This is a temporary measure while we secure the permits required to process and handle post-consumer waste feedstock such as ethylene glycol, and eventually municipal streams such as sewage and sludge.

The fuel is hydrogen -based and can be used to replace natural gas. It is currently sold as a replacement for acetylene in the metalworking market.

The fuel is comprised of approximately 65% hydrogen, carbon monoxide, carbon dioxide and other trace gases. It is stored in hydrogen cylinders which are then sold to market. We believe we can sell the cylinders at a 20% to 30% lower price than acetylene.

Equipment

The Plasma Arc Flow System can gasify many forms of liquid waste such as ethylene glycol, sewage and sludge.

Plasma Arc Flow refineries have been configured in various sizes ranging from 50kw to 500kw depending on the application. Plasma Arc Flow refineries range in price from $1 million to $3 million. A 200kw refinery was sold in 2010 to a customer in China for $1.855 million.

The patented Plasma Arc Flow System is based on the flow of a carbon-rich, liquid feedstock through an electric arc between two electrodes submerged in the feedstock. The arc decomposes the liquid molecules into atoms and forms an ultra-high temperature plasma around the tips of the electrodes which sterilizes any waste matter. The Plasma Arc Flow System also controls the formation of MagneGas, a hydrogen-rich fuel, which bubbles to the surface of the refining vessel for easy collection and subsequent compression. In this way, liquid waste streams or oils are converted into MagneGas with minimal by-products such as sterilized water (if using sewage as feedstock) and only a small amount of carbonaceous precipitates or other inert solids which are strained out for periodic removal and disposal.

Sales and Marketing

We currently employ one employee focused on developing strategic relationships, one employee focused on marketing, one employee focused on business development and one employee focused on sales. Through the use of industry events, networking opportunities, web based marketing and direct sales, we are launching the market for metalworking fuel sales. The sales strategy is through hands on demonstration of the benefits of the fuel versus acetylene at customer locations. Our personnel bring the fuel onsite to the customer and demonstrate its use in real time as a cutting fuel. We also developed marketing material, videos and feature articles regarding MagneGas product and its uses in the metalworking industry. We distribute this material via direct mail and through the use of press releases.

On July 16, 2012, we entered into a binding initial contract with Clear Sky Energy S.A. de C.V. (“CSE”) by which CSE will purchase a refinery from us. Upon the installation of the refinery, we will grant CSE a non-exclusive right to distribute MagneGas throughout Latin America and upon the purchase of two refineries, CSE will automatically obtain exclusive rights to distribute MagneGas in Mexico.

Research and Development

We are currently pursuing several near-term R&D objectives, including:

Liquifaction of MagneGas – MagneGas is currently a gaseous fuel stored in hydrogen cylinders. We are planning research and development surrounding the liquefaction of the fuel. As a liquid, we believe the fuel will have many additional uses. We believe the gas can be liquefied by locating the proper catalyst. Some research has been completed in this area, however the proper catalyst has not been located at this time and we plan to test various catalysts for this purpose.

Separation of Hydrogen from MagneGas – MagneGas contains 65% hydrogen. The hydrogen can be separated via the use of a pressure swing vacuum station or pressure swing adsorption station. We have completed initial testing of hydrogen separation using our in house laboratory. However, further research and development is needed to purify the hydrogen and find industrial equipment that can produce large volumes of hydrogen fuel.

Increased productivity – We are exploring methods to increase fuel production via the use of different power units. The goal is to increase the voltage delivered to the arc, thereby increasing fuel production and productivity. We have purchased a new Amatek power unit and are currently developing new electronic controls for use with this unit.

In 2011, we spent $84,304 on our R&D activities, while in 2010, we spent $65,574 on our R&D activities.

Manufacturing

Equipment

The proprietary components of the MagneGas system are manufactured on location in our headquarters in Tarpon Springs, Florida and commercially available components such as generators and compressors are purchased from existing suppliers. The equipment is assembled and tested in Tarpon Springs and installed on location by our personnel.

Fuel

We have two facilities producing MagneGas, which is currently sold to market, our headquarters in Tarpon Springs and our new satellite location in Detroit, Michigan. Currently, MagneGas is produced and bottled into standard industrial gas cylinders in those facilities and then trucked to regional distributors or delivered directly to local retail customers. We have developed a plan to significantly expand and diversify MagneGas production and simplify distribution logistics by installing Plasma Arc Flow refineries at key locations around the country to be closer to regional distributors. We also plan to install refineries onsite at large end users such as demolition projects and steel recycling centers. We expect planned scale-up of production and reduction in shipping distances will further enhance the cost advantage MagneGas already has over acetylene. MagneGas cylinders and valves are slightly different from those used for acetylene primarily owing to the high hydrogen content of MagneGas. We intend to bring thousands of additional cylinders into rotation shortly.

Current MagneGas production is temporarily from a feedstock of virgin ethylene glycol (anti-freeze) as we secure the permits required to process and handle post-consumer waste streams such as anti-freeze. Our capital expansion plan includes provisions to secure the feedstock supplies, relationships and logistical abilities to process post-consumer waste oils such as used motor oils and/or anti-freeze. We estimate that the cost of using post-consumer waste steam feedstock, including related costs such as permitting and waste disposal, will be least 50% lower than using virgin feedstock furthering the advantage of using MagneGas instead of acetylene.

Customers

Some of our major customers and distributors are listed below:

•	Blue Water Industrial Products – Blue Water Industrial Products, based in New Baltimore, Michigan near Detroit is a leading supplier of metalworking and welding gases in the upper mid-west.

•
J&M Cylinder Gases – J&M is one of the largest independent manufacturers of acetylene in the southeastern United States and has an established sales platform serving eight distributors with 22 retail outlets, as well as three retail stores of its own, across Alabama and Tennessee. As with Blue Water, J&M's goal is to eventually make MagneGas a leading component of its fuel product offering. J&M is a distributor for MagneGas for the state of Alabama and the 250-mile radius around its Decatur, Alabama facility.

•
York Welding Supply – York Welding Supply is a metal fabrication gas distributor located in York, Pennsylvania. They sell several products related to the welding and welding fuel industry and have been actively distributing MagneGas for metalworking.

in Florida:

•	Garden Street Iron & Metal – Garden Street is a scrap metal processor and recycler with six facilities in Ohio and Florida.

•
CTL Transportation – CTL is a Florida-based trucking company that hauls chemicals nationwide from eleven terminals in six states. CTL is using MagneGas at its Mulberry, Florida terminal in the repair and maintenance of the location's 150 trucks. We believe it will have the opportunity to expand and extend MagneGas use to all eleven CTL locations.

Strategic Relationships

We recently entered into commercial testing and discussions with a select group of leading United States strategic industrial companies and military contractors which, after conducting preliminary reviews of MagneGas, are now seeking further testing. This includes a major United States automotive company that is considering eliminating acetylene in favor of MagneGas™ for its manufacturing.

In late May 2011, we announced that Edison Welding Supply, a testing contractor for the U.S. Navy is testing MagneGas as an environmentally-friendly alternative for major metal cutting projects, particularly to reduce emissions during the breakup and recycling of retiring vessels. We have received verbal confirmation that we will move to the next stage of hands on testing. However, this second level of testing has not yet been initiated and we have not received an estimated date for the next steps.

Competition

The main competition for the metalworking market is acetylene fuel. It is distributed through large multinational companies such as Airgas, and also through small regional independent distributors. The primary use of this fuel is for metal cutting and fabrication. It is produced from calcium carbide and is considered toxic and volatile.

MagneGas™ vs. Acetylene

The heat energy in MagneGas flame is concentrated in the primary cones and the secondary flame producing outstanding results with a thermal density in the flame. This improved energy density permits smaller, faster and cleaner cuts. Independent tests have established that MagneGas is fast, precise and an efficient cutting fuel.  The Welding Journal reported that MagneGas does have advantages as a welding fuel including high quality, clean cuts with less slag and smaller heat-affected zones.

For more than 100 years acetylene (C2H2) has been the world's leading welding and metalworking fuel primarily due to its high flame temperature. But acetylene has many drawbacks:

•	it is toxic, emitting heavy carbon soot and noxious fumes when burned;
•	it produces a wide, sloppy cut with a great deal of slag and top edge roll-over; and
•	it is a very unstable and volatile gas and can spontaneously detonate.

Metalworking Attributes	MagneGas™	Acetylene
Slag	little or none	significant
Top edge rollover	none	significant
Soot	none	significant
Noxious & harmful fumes	minimal ( yields 12% O2 )	significant hazard
Pooling if leaked	none (lighter than air)	significant hazard
Porous filler/stabilizer	none	20% by volume
Useable gas in cylinder	100%	80%
Oxygen use per cf	1:1	2:1

MagneGas can be a replacement to acetylene and independent users have confirmed that it has a similar cutting speed, no slag and no soot. While we believe that MagneGas provides advantages over acetylene, this type of fuel is a new technology that must gain acceptance by our potential customers.  Because of the long history of acetylene as the world’s primary welding and metalworking fuel, we face competition from existing producers and distributors, such as Airgas, and regional distributors that may have more resources, name recognition, and a larger customer base.

Regulation

We are subject to several state, federal and local laws and oversight by several agencies, including the Department of Transportation, Department of Environmental Protection (“DEP”) and the Occupational Safety and Health Act in addition to local city and state zoning, fire and other regulations. Costs of complying with the various regulation and oversight are minimal.

We have obtained a hazardous material transportation permit from the Department of Transportation to allow the transport of MagneGas throughout the state of Florida. We use licensed hazardous waste transporters to deliver fuel to the rest of the country.

We currently use virgin ethylene glycol to produce fuel and thereby are not subject to the DEP permit required to process liquid waste. However, we are currently exploring the application process to obtain a hazardous and non hazardous liquid waste processing permit.

Internationally, we recently obtained a compliance certification that confirms that the manufacturing and operation of our equipment is in conformance with the mechanical and electrical safety requirements of the European Community laws.

We and our customers may be required to comply with a number of federal, state and local laws and regulations in the areas of safety, health and environmental controls. In as much as we intend to market the Plasma Arc Flow System internationally, we will be required to comply with laws and regulations and, when applicable, obtain permits in those other countries.

We cannot be certain that required permits and approvals will be obtained; that new environmental regulations will not be enacted or that if they are our customers and we can meet stricter standards of operation or obtain additional operating permits or approvals.

Facilities

We presently lease 5,000 square feet for our principal offices at 150 Rainville Rd, Tarpon Springs, FL 34689 on a month-to-month basis. The property is a commercial property for our production facility with an attached office. In addition, we have leased a one acre parcel of gated land for storage located adjacent to our facility and a 6,000 square foot gas manufacturing facility in Detroit, Michigan. Additionally, we are under contract to purchase an additional manufacturing facility in Tarpon Springs, FL, in order to expand our operations and increase our ability to manufacture refineries. We expect to close on the property no later than July 31, 2012.

Intellectual Property

The Plasma Arc Flow refinery forces a high volume flow of liquid waste through an electric arc between carbon electrodes. The benefit of this from a competitive perspective is that it sterilizes the bio-contaminants within the waste without the need to add any chemical disinfecting agents. In addition, while sterilizing the liquid, a clean burning fuel is produced.

MagneGas Corporation has patent ownership on the technology in the United States and is exploring filing patents under the Patent Cooperation Treaty in other areas of the world as needed with the exclusion of India, Africa, Europe and China. MagneGas Corporation has a 20% ownership interest in MagneGas entities that control the intellectual property in Europe, Africa and China. MagneGas Corporation owns the following U.S. patents:

U.S. Patent No. 6,926,872 – issued on August 9, 2005 entitled Apparatus and Method for Producing a Clean Burning Combustible Gas With Long Life Electrodes and Multiple Plasma-Arc-Flows;

U.S. Patent No. 6,972,118 – issued on December 6, 2005 entitled Apparatus and Method for Processing Hydrogen, Oxygen and Other Gases;

U.S. Patent No. 7,780,924 – issued August 24, 2010 entitled Operating Under High Power, Pressure and Temperature Conditions to Produce A Combustible Gas.

U.S. Patent Publication 2012-0000787 – published January 5, 2012 entitled Plasma-Arc-Through Apparatus and Process for Submerged Electric Arcs. This patent has been allowed and the issued fee has been paid.

We also own the U.S. Trademark for "MAGNEGAS."

Employees

We presently have sixteen full-time employees. We have leased employees and independent technicians perform production and other duties, as required. We consider our relationship with our employees to be excellent.

Legal Proceedings

We are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our company’s or our company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations and financial condition for the fiscal years ended December 31, 2011 and 2010, as well as for the six month period ended June 30, 2012, and should be read in conjunction with our financial statements, and the notes to those financial statements that are included elsewhere in this prospectus.

Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the ”Risk Factors”,” Cautionary Notice Regarding Forward-Looking Statements” and “Description of Business” sections in this prospectus. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements.

Overview

Our operating plan and mission is to create a hydrogen-based fuel through the gasification of liquid waste. A process has been developed which transforms various types of liquid waste through a proprietary plasma arc machine. The result of the product is to carbonize the waste for normal disposal. A byproduct of this process is to produce an alternative to natural gas currently sold in the metalworking market. The patented proprietary technology is owned by our company. We are putting the majority of our efforts in launching fuel sales to the metalworking market as we feel this is the best opportunity to generate revenue in the near term.

The majority of our revenue in 2010 was the result of a one-time sale of a refinery to our partner in China for the Municipal Wastewater market. However, since that time, we determined that better opportunities exist in the metalworking market to generate revenue in the immediate term. As a result, we have shifted our focus from selling refineries for sewage treatment to generating recurring revenue in metalworking fuel sales. This has resulted in a drop in revenue from 2010 to 2011 as we ramp up sales in this new market.

Offering with DDI Industry International (Beijing) Co., Ltd

On June 1, 2011, the company executed agreements for two private offerings of its common stock with DDI Industry International (Beijing) Co., Ltd (“DDI”).  In the first offering we issued an aggregate of 384,624 shares of our common stock to DDI for a purchase price of $500,000, at $1.30 per share.  In the second offering, we issued an aggregate of 333,333 shares to DDI for a purchase price of $561,248, at $1.68 per share.  The company intends to use the proceeds received from DDI in the offerings for an investment in the metal working market, cylinders and related matters.

Prior to these offerings, we had a material relationship with DDI.  In June 2010, we entered into an agreement with the Investor to form a Chinese joint venture (“MagneGas China”).  Pursuant to the agreement, DDI acquired exclusive MagneGas technology and manufacturing rights for the Greater China Market.  DDI also acquired 1,481,481 shares of our common stock at a purchase price of $2 million and purchased a 300kw Plasma Arc Refinery at a purchase price of $1.855 million.  We own 20% of the equity in MagneGas China and our Chief Executive Officer, Dr. Ruggero Santilli, is a member of the MagneGas China board of directors.

2011 Private Placement

On October 28, 2011 and November 8, 2011, we entered into definitive agreements with investors to sell in a private placement an aggregate of 1,966,250 shares of our common stock and warrants to purchase 1,966,250 shares of our common stock at a purchase price of $1.60 per unit, resulting in gross proceeds to us of $3,146,000, before deducting placement agent fees and other offering expenses. The warrants are exercisable at an exercise price of $3.00 per share and expire five years from the initial closing date, which was October 28, 2011.

Proceeds from the private placement have been used primarily to launch in full to the national metalworking market by installing refinery filling stations in Detroit, wholly owned and operated by our company, and to significantly expand our fuel cylinder inventory to fill more and larger orders.

2012 Private Placement

On March 28, 2012, we entered into a definitive agreement with investors to sell in a private placement an aggregate of 1,941,250 shares of our common stock and warrants to purchase 970,625 shares of our common stock at a purchase price of $2.00 per unit, resulting in gross proceeds to us of $3,882,500, before deducting placement agent fees and other offering expenses. The warrants are exercisable at an exercise price of $4.00 per share and expire five years from the initial closing date, which was March 29, 2012.
Metalworking Market

We are seeking to expand sales in the metalworking market through the use of established industry wholesalers, trade events and media coverage in trade journals. Our strategy is to sell MagneGas for metal cutting to retail, wholesale and large strategic companies. We are actively working with several independent sales representatives and distributors to support these efforts. The company has completed the installation of its refinery in Michigan and initiated operations in that location as we execute our strategy.  We have secured several large customers and are in the process of appointing additional distributors. In addition, as part of our execution strategy, we are actively seeking additional locations, sales support and manufacturing personnel in order to place our next refinery installations.

We have finished a one year analysis by a large automobile manufacturing company in Detroit and have received formal approval for use of the gas as a replacement to acetylene on a trial basis.  We are in the process of introducing the fuel at various locations in Michigan to further this relationship. In addition, we are in various stages of negotiation with other national companies and military contractors seeking to use MagneGas in their facilities. These large strategic relationships have an inherently long sales cycle with uncertain outcome and as such we are complimenting these efforts with an aggressive direct local retail and wholesale distribution strategy in Michigan and Florida.

Hydrogen Market

We believe that hydrogen can be effectively separated from MagneGas for industrial use.  We believe that the hydrogen created from MagneGas can be produced in large quantities and sold for commercial, industrial and military use.  We are exploring the infrastructure necessary to enter this market profitability and expect to begin sales in early 2013.

Municipal Market

Although the majority of our focus has shifted to establishing sales in the metalworking market, our long-term plan is to still expand commercially into the municipal wastewater market.  In order to pursue this market, a municipal plant scale demonstration center converting sludge or sewage to fuel and other byproducts is needed. We do not anticipate this will occur until 2013 or later as we are focusing our efforts on generating revenue in the metalworking market and converting existing equipment to produce gas for that market. Although we still plan to pursue the municipal wastewater market in the long term, we are relying on our partners in China and Europe to conduct the extensive testing needed to provide the empirical data to launch this market properly.

International Expansion

We are seeking to expand globally through the sale of equipment and the establishment of distribution and joint venture arrangements. We are currently in various stages of negotiation with representatives from various countries.

Business Continuation and Succession

We have developed and trained a team of engineers and consultants to become knowledgeable with MagneGas product and the Plasma Arc Flow System.  In addition, Ermanno Santilli, son of Dr. Santilli has been appointed as Chief Executive Officer effective June 15, 2012.

Results of Operations

For the three and six months ended June 30, 2012 and 2011

Revenues

For the three and six months ended June 30, 2012 and 2011, we generated revenues of $188,973, $45,862, $320,956 and $144,850, respectively. For the three and six months ended June 30, 2012 and 2011 we generated revenues from our metal cutting fuel of $165,640, $22,529, $274,290, and $48,184, respectively. We have recognized an increase in revenue through our sales efforts and increased our demand for future orders for our metal cutting fuel due to industry acceptance and sales focus. We anticipate sustained and increasing revenue growth as our operations develop in fulfilling our increasing backlog of orders.  Orders have increased due to our expanded locations and our products performance in initial sales testing with distributors and potential volume customers.  Sales and delivery has been slowed during the first quarter due to our attention to efforts in establishing our facilities in Michigan and Florida, which has been our focus, as we believe our return on investment will be immediately recognized in the near term.  We believe that there is a significant market share which we should attract due to our abilities to set up locations where there is immediate demand. We are experiencing increased interest from new and existing customers. We believe that our metal cutting fuel orders will increase significantly as the economy and the building market recovers.

During the second half of 2010, we received contracts for our technology licensing. We have recognized $23,333, $23,333, $46,666 and $96,666 for the three and six month periods ended June 30, 2012 and 2011, respectively. These license fees are ratably earned over the terms of the licensing agreement.

Of our four available units, we have delivered two units for production and distribution at key locations for our metal fuel resellers.  Based on our volume projections, we anticipate that there will be cost recovery within a 3 – 4 year period.

Operating Expenses

Operating costs for the three and six months ended June 30, 2012 and 2011 were $2,238,087, $824,687, $2,997,335 and $1,247,863, respectively. During the three and six month periods ended June 30, 2012 we recognized non-cash charge of $1,021,525 and $1,027,523 in stock based compensation, compared to $259,400 and $360,640 in the comparable three and six month period ended June 30, 2011.  Operating expenditure increase was primarily attributable to increases in: (a) technical sales support for production; (b) establishing two locations, as we increase our ability to serve our major customers; (c) stock-based compensation; (d) depreciation and amortization and (e) research and development efforts, due to environmental testing and efficiency design.  During the course of the last year we have executed our operating plan which included the hiring of personnel, primarily technical persons, thereby certain expenses are not comparable to prior year expenses, specifically expenses for technical professionals.

In the current quarter, as in prior quarters, we used common stock as a method of payment for certain services, primarily the advertising and promotion of the technology to increase investor awareness and as incentive to its key employees and consultants.   We expect to continue these arrangements, though due to a stronger operating position this method of payment may become limited to employees.

Net Loss

Our operating results have recognized a losses in the, amount of $2,166,253, $499,054, $2,860,615 and $714,467 for the three and six months ended June 30, 2012 and 2011, respectively.  The increase in loss was attributable to stock based compensation and for a general increases incurred for our general internal support for our increasing metal cutting segment.

Comparison of the year ended December 31, 2011 and 2010

Revenues

For the years ended December 31, 2011 and 2010 we generated revenues of $381,892 and $2,036,238, respectively.  We generated revenues of $138,560 and $34,572 from our metal cutting fuel sales operations for the years ended December 31, 2011 and 2010, respectively. The increase was due to the continued expansion of customer relationships. We have fulfilled initial orders and are receiving repeat orders from multiple customers. To attract and attain new customers we have performed demonstrations and sent samples to prospective accounts. Our facility has been set up to fulfill future anticipated orders.

The majority of our revenue in 2010 was the result of a one-time sale of a refinery to our partner in China for the municipal wastewater market, for a net sales price of $1,855,000. However, since that time, we determined better opportunities exist in the metalworking market to generate revenue in the immediate term. As a result, we shifted our focus from selling refineries to generating recurring revenue in metalworking fuel sales. This has resulted in a drop in revenue from $1,855,000 in 2010 to $0 in 2011 as we ramp up sales in this new market.

During the second half of 2010 we received a contract for our technology licensing. We have recognized in the amount of $243,332 and $146,666 for the years ended December 31, 2011 and 2010, respectively. These license fees are ratably earned over the terms of the licensing agreement.

For the years ended December 31, 2011 and 2010, we recognized $0 and $1,855,000, respectively, from our contract for the sale of our Plasma Arc Flow production unit. Our only contract to date was completed in the third quarter of 2010. We have completed the manufacturing of four units for sale or fuel production, currently in our inventory and fixed assets. Three units have been reclassified as fixed assets, as they have been deployed to locations for the purposes of producing metal cutting fuel, as described earlier as a shift in our marketing efforts towards production.

During the last quarter of 2011 we reached agreements with key distributors to place our units at locations as production refineries.

Operating Expenses

Operating costs were incurred in the amount of $3,275,665 and $1,264,745 for the years ended December 31, 2011 and 2010, respectively.  The operating expenses increased significantly as our operations expanded.  During 2011 we completed the manufacturing of four units, resulting in increases in our wage compensation of approximately $600,000, included in office and administration, as compared to the prior year.   Professional expenses increased over $500,000 in 2011 due to costs associated with closings on our funding, as well as legal fees for several contractual agreements.  Selling costs increased approximately $100,000 in 2011 as compared to 2010, resulting from our increased efforts to expand our metal cutting business as well as our unit sale efforts. There was a significant increase in the issuance of common stock for services valued in the amount of $787,990 in 2011 compared to $262,251 in 2010.  Public and investor relations costs increased approximately $30,000 for the increase in regulatory compliance and the promotion of the public awareness.

We use common stock as a method of payment for certain services, primarily the advertising and promotion of the technology to increase awareness and as incentive to our key employees and consultants. We expect to continue these arrangements, though due to a stronger operating position this method of payment may become limited to specific vendors.

Net Income and Loss before Provision for Income Taxes

We had a net loss, before taxes, in the amount of $2,937,062 for the year ended December 31, 2011, compared to a net income before income taxes of $40,000 for the year ended December 31, 2010.  The decrease in the year over year results was primarily due from the sale of a recycling unit that was recognized in 2010, which created positive earnings in that year.  Margin on the 2010 sale of the unit resulted in a profit.  Our general and administrative expenses and stock based compensation, as described above in the operating expense discussion, increased, resulting in the 2011 loss.   Investments through sales of common stock ($2 million investment by DDI, a China company in 2010 and $1 million in 2011) and private placements in excess of $3 million have allowed our expansion of infrastructure and the manufacturing of additional units available for sale and available for production.  We believe that our investment in our infrastructure will have future benefits, as potential sales will be fulfilled and expanded metal cutting fuel fulfillments will generate consistent revenue streams.

Comparison of the year ended December 31, 2010 and 2009

Revenues

For the twelve months ended December 31, 2010 and 2009 we generated revenues of $2,036,238 and $18,564 respectively. Our first unit sale in 2010 was for a net sales price of $1,855,000, compared to $0 for 2009. License fees were recognized in the amount of $146,666 and $0 for the years ended December 31, 2010 and 2009, respectively. We generated revenues of $34,572 and $18,564 from our metal cutting fuel sales operations for the years ended December 31, 2010 and 2009, respectively. The increase was due to the continued expansion of customer relationships. We secured new channels for the distribution of our metal cutting fuel. We fulfilled initial orders and received repeat orders from multiple customers. To attract and attain new customers we performed demonstrations and sent samples to prospective accounts. Our facility was set up to fulfill future anticipated orders.

We entered into a six month agreement with a potential licenser for the Mexico territory and received a non-refundable payment of $150,000. The payment was for six month consideration period.

Operating Expenses

Operating costs were incurred in the amount of $1,264,745 and $1,260,073 for the years ended December 31, 2010 and 2009, respectively. The operating expenses remained relatively stable; however, there was a decrease in the issuance of common stock for services valued in the amount of $262,251 in 2010 compared to $822,714 in 2009. This decrease was offset by increases in general administrative expenses. Specifically, due to public filing requirements, there was an increase in investor relations of approximately $20,000 for the promotion of the public awareness. Professional expenses, which included legal, accounting and consulting increased approximately $34,000 to $115,287 in 2010 from $81,265 in 2009, primarily due to increased costs of legal and technical matters involving the engineering of the Plasma Arc Flow unit sold. Selling and advertising increased approximately $250,000 to $319,681 in 2010 from $69,619 in 2009, for efforts in product promotion and trade shows. Office administration increased approximately $219,000 to $293,258 in 2010 from $74,277 in 2009; increase was due to an increase in infrastructure for the support of our unit sale, as well as projected increases in our metal cutting fuel.

Net Income and Loss before Provision for Income Taxes

Our net income, before taxes, was $40,000 for the year ended December 31, 2010, compared to a net loss of $1,256,683 for the year ended December 31, 2009. The increase in the year over year results was primarily due from the sale of a recycling unit. Our margin on the sale of the unit resulted in a profit, although our general and administrative expenses, as described above in the operating expense discussion, increased as this revenue and the subsequent investments through sales of common stock ($2 million investment by DDI) allowed our expansion of infrastructure.

Liquidity and Capital Resources

In the six months ended June 30, 2012 and 2011 we received investments of $3,767,195 (net of offering costs of $377,680) and $500,000, respectively.   We believe we can currently satisfy our cash requirements for the next twelve months with our current cash and expected revenues.  Management plans to increase revenue to sustain future operational growth.

In March 2012, we received an investment of $3,542,500.  Additionally, on April 3, 2012 we completed a private placement of its common stock, receiving an additional $340,000, inclusive of offering costs.  An aggregate of 1,941,250 shares of its common stock and warrants to purchase 970,625 shares of our common stock were issued at a purchase price of $2.00 per unit, resulting in gross proceeds to us of $3,882,500.

In both June 2011 and August 2011, we received investments of $500,000. Additionally, on October 28, 2011 and November 8, 2011, we entered into definitive agreements with investors to sell in a private placement an aggregate of 1,966,250 shares of our common stock and warrants to purchase 1,966,250 shares of our common stock at a purchase price of $1.60 per unit, resulting in gross proceeds to us of $3,146,000. We believe we can currently satisfy our cash requirements for the next twelve months with our current cash and expected revenues. Management plans to increase revenue to sustain future operational growth.

Completion of our plan of operation is subject to attaining adequate and continued revenue. We cannot assure investors that adequate revenues will be generated.  In the absence of our projected revenues, we believe that we will be able to proceed with limited plan of operation.  Even without significant revenues within the next twelve months, based on our current cash position, we anticipate being able to continue with our present activities.  Although we believe we currently are adequately financed for limited growth, we plan to complete a second round of funding through a fully registered offering in the next six months to allow the complete fulfillment of our long term strategic plan.

As reflected in the unaudited financial statements we have an accumulated a deficit of approximately $8.0 million dollars.  Our cash flow from operations used $1,705,168 of cash, primarily used in the manufacturing and completion of our refineries for future use and the installation of two units at locations.  Our investing activities used $1,248,502 of cash for the acquisition of equipment, primarily cylinders to supply our locations.  Our financing activities resulted in cash provided in the amount of $3,546,971 for the six months ended June 30, 2012, primarily due to the sale of our common shares for net proceeds of $3,767,195, net of $377,680 of offering costs.

At June 30, 2012, we had $2,022,713 in cash to meet current obligations.

Management believes that current revenue generated and recent proceeds from the sale of our common stock provides the opportunity for the company to continue as a going concern and fund the-long term strategic plan through at least the end of 2013.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Management Consideration of Alternative Business Strategies

In order to continue to protect and increase stockholder value management believes that it may, from time to time, consider alternative management strategies to create value for the company or additional revenues.  Strategies to be reviewed may include acquisitions; roll-ups; strategic alliances; joint ventures on large projects; and/or mergers.

Management will only consider these options where it believes the result would be to increase stockholder value while continuing the viability of the company.

Critical Accounting Policies

The company’s significant accounting policies are presented in the company’s notes to financial statements for the period ended December 31, 2011 which are contained in this prospectus. The significant accounting policies that are most critical and aid in fully understanding and evaluating the reported financial results include the following:

The company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America. These principals require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are reasonable and have been discussed with the board of directors; however, actual results could differ from those estimates.

The company issues restricted stock to consultants for various services.  Cost for these transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is measurable more reliably measurable.  The value of the common stock is measured at the earlier of (i) the date at which a firm commitment for performance by the counterparty to earn the equity instruments is reached or (ii) the date at which the counterparty's performance is complete.

Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable.  When required impairment losses on assets to be held and used are recognized based on the fair value of the asset.  The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required.  If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset.  When fair values are not available, the company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets.  We did not recognize any impairment losses for any periods presented.

Recent Accounting Pronouncements

We have reviewed accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. We have carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term.  The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.  Those standards have been addressed in the notes to the audited financial statement and included this prospectus.

DIRECTORS AND EXECUTIVE OFFICERS

Our directors, executive officers and key employees are listed below. The number of directors is determined by our board of directors. All directors hold office until the next annual meeting of the board or until their successors have been duly elected and qualified. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors.

Directors and Executive Officers

NAME	AGE	POSITION

Dr. Ruggero Maria Santilli	75	Chairman of the Board
Scott Wainwright	40	President
Ermanno P. Santilli	42	Chief Executive Officer, Director
Luisa Ingargiola	45	Chief Financial Officer, Secretary, Director
Carla Santilli	72	Director
Christopher Huntington	51	Director
Jacques Kerrest	65	Director
Kevin Pollack	41	Director

Dr. Ruggero Maria Santilli has served as the Chairman of our board of directors since May 2007. From May 2007 through June 15, 2012, Dr. Santilli also served as our Chief Executive Officer. Dr. Santilli was born and educated in Italy where he achieved his Ph.D., in mathematics and physics, as well as a chair in nuclear physics at the Avogadro Institute in Turin, Italy. In 1967 Santilli was invited by the University of Miami in Florida to conduct research for NASA and he moved with his family to the U.S. where he subsequently became a U.S. citizen. In 1968 he joined the faculty of Boston University, under partial support from the U.S. Air Force, where he taught physics and applied mathematics from prep courses to seminar post-PhD. courses. In 1975-1977 he went to the Massachusetts Institute of Technology and from 1978 to 1983 he was a member of Harvard University faculty where he received five grants from the U. S. Department of Energy to study a generalization of quantum mechanics and chemistry needed for new clean energies and fuels. Since 1984 he has been the President of the Institute for Basic Research and moved to Florida in 1990. Since his time at Harvard University he studied new clean energies and related chemistry..

Dr. Santilli is the author of over 250 technical articles and 18 post Ph.D. level monographs in mathematics, physics, cosmology, superconductivity, chemistry and biology published the world over. He is the founding editor of three journals in mathematics and physics and editor of several others. Dr. Santilli is also internationally known for the discovery of the basic science and for the industrial development of the “Santilli MagneGas Technology” of which he remains the chief scientist with associate scientists from some developed nations.

Dr. Santilli is the recipient of various honors, including: his nomination by the Estonia Academy of Sciences among the most illustrious applied mathematicians of all times; two gold medals for scientific merits; the listing as “Santilli Hall” of a classroom at an Australian research center; and nominations for the Nobel Prize in physics as well as in chemistry from scientists the world over. A scientific meeting was organized in June 2005 at the University of Karlstad, Sweden, to honor Prof. Santilli on his 70th birthday with participation of scientists from 50 countries.

Dr. Santilli’s qualifications to serve on our board of directors include his extensive knowledge of our products and his experience researching new clean energies and fuels.

Scott Wainwright has served as our President since December 2010. He also served as a Director for the company from December 2010 through June 19, 2012. Prior to joining MagneGas, Mr. Wainwright founded and served as Chief Executive Officer of First Chance Properties and Investment, a real estate development company from 2003-2009 where he honed his financial, transactional and management skills, growing the business to 30 employees and implementing various development and consulting projects. He previously founded and served as Chief Executive Officer of Future Marketing, Inc., a marketing company from 2001 to 2003 providing advertising, marketing and promotional services for such industry leaders as Land Rover, Ford and Chrysler.

Ermanno P. Santilli has served as a Director since June 21, 2012 and as our Chief Executive Officer since June 15, 2012 and is the son of Dr. Santilli. From March 2010 until June 15, 2012, Mr. Santilli served as our Executive Vice President of International Relations since March 2010. Mr. Santilli was employed by Ingersoll Rand Company from March 2008 to April 2009 where he served as Vice President of Climate Control Business, Global Rail and Aftermarket. In this capacity, he oversaw a department that generated over $270 million in sales and $80 million in operating income. He managed sales, business development, product management, and warehousing and dealer development with indirect procurement, manufacturing and engineering. Mr. Santilli also drove development of new business and rail markets in Australia and India.

From March 2006 to February 2008 Mr. Santilli served as Vice-President of Climate Control Aftermarket EMEA, he led a department that generated total sale of $150 million and operating income of $50 million. He was responsible for business development, product management, warehousing, procurement, engineering and dealer development with indirect sales. From December 2003 to February 2006 Mr. Santilli served as Vice-President of Customer Relations for Climate Control EMEA. He had operational responsibility for customer satisfaction for customers with total sales aggregating over $1 billion. Mr. Santilli had direct responsibility for order management, credit and collections, warranty, business intelligence and dealer development.

Mr. Santilli’s qualifications to serve on our board of directors include his financial and management experience.

Luisa Ingargiola has served as our Chief Financial Officer, Secretary and Director since May 2007 and is the daughter of Dr. Santilli. Luisa Ingargiola graduated in 1989 from Boston University with a Bachelor Degree in Business Administration and a concentration in Finance. In 1996 she received her MBA in Health Administration from the University of South Florida. In 1990, she joined Boston Capital Partners as an Investment Advisor in their Limited Partnership Division. In this capacity, she worked with investors and partners to report investment results, file tax forms, and recommend investments.

In 1992, she joined MetLife Insurance Company as a Budget and Expense Manager. In this capacity she managed a $30 million dollar annual budget. Her responsibilities included budget implementation, expense and variance analysis and financial reporting. In 2008, she began work on the MagneGas Corporation business plan in preparation for her new role as Chief Financial Officer.

Ms. Ingargiola’s qualifications to serve on our board of directors include her financial management and reporting experience.

Carla Santilli has served as a Director since May 2007 and is the spouse of Dr. Santilli and mother of Luisa Inargiola and Emanno Santilli. Carla Santilli holds a Master Degree in Human Services Administration from the School of Social Work of Boston University. She held positions of Clinical Social Worker and Community Programs Coordinator for the State of Massachusetts. Since 2007, Mrs. Santilli has been an employee of our company. Prior to joining us, Mrs. Santilli had been employed as the President and Chief Executive Officer of Hadronic Press, Inc, a physics and mathematics academic publishing company, since the late 1980’s. In this capacity, Mrs. Santilli has directed the growth of this company from start-up to become one of the world's leading physics and mathematics publishing companies. Books and journals published by Hadronic Press can be found in all of the leading university libraries across the world. Mrs. Santilli has been involved in the private sector as grant administrator and public relations specialist in the fields of academic publishing and environmental sciences.

Mrs. Santilli’s qualifications to serve on our board of directors include her thirty years of experience as President and Chief Executive Officer of Hadronic Press, Inc. and her experience in the environmental sciences field.

Christopher Huntington has served as Director of MagneGas Corporation since August 14, 2012.  In 2010, Mr. Huntington co-founded the strategic consulting firm, New Energy Fund Advisors, LLC.  In 2007, Mr. Huntington co-founded Skyfuel, Inc, a solar thermal power technology company, where he was the Vice President of Business Development from 2007 until 2010. In 2006, Mr. Huntington founded Redhook Renewable Energy Ventures, LLC, a consulting firm advising renewable energy and clean-tech companies on fund-raising, marketing and media strategies, which he was a principal until 2007.  Mr. Huntington worked at the Cable News Network (CNN) from 1989 to 2006 as a financial news producer and correspondent.  Prior to his employment at CNN, Mr. Huntington worked at Pacific Securities/Robert C. Brown & Co. as an assistant bond trader.  Mr. Huntington attended the University of California, Berkley and was awarded a B.A. in Rhetoric and a special diploma in Social Studies from Oxford University.

Mr. Huntington’s qualifications to serve on our board of directors include his financial and management experience.

Jacques Kerrest has served as a Director since June 21, 2012. Since 2011, Mr. Kerrest has served on the board of directors of Elephant Talk Communications Corp., a NYSE-listed international provider of mobile networking software and services. Also since 2011, he has served on the board of privately-held DPC Data Inc., an aggregator of data in the municipal bond market. From 2010 to 2011, he served on the board of CKX, Inc., a media and entertainment company that was bought by Apollo Management in 2011. From 2008 to 2010, Mr. Kerrest acted as Chief Financial Officer and Chief Operating Officer of NASDAQ-listed Activeidentity, a company that provides identity assurance and authentication solutions, where he helped navigate the company’s turnaround and sale. From 2004 to 2008, Mr. Kerrest was Chief Financial Officer of NASDAQ-listed Virgin Media, the second largest communications company in the U.K. where he negotiated, executed and financed a merger with the second largest U.K. cable company and helped with the acquisition of Virgin Mobile. Prior to Virgin Media, he served as Chief Financial Officer of NYSE-listed Equant, Inc., a global enterprise communications infrastructure company, and NYSE-listed Harte-Hanks, Inc., a direct marketing and publishing company. Mr. Kerrest received his M.B.A. from the American Graduate School of International Management.

Mr. Kerrest’s qualifications to serve on our board of directors include his financial and management experience, including his experience with other exchange-listed companies.

Kevin Pollack has served as a Director since June 21, 2012. Since 2007, Mr. Pollack has been a managing director at Paragon Capital, a private investment firm focused primarily on U.S.-listed companies. Since 2003, he has also served as president of Short Hills Capital, where he provides a range of advisory services to investors, asset management firms, institutions and companies. Prior to that, he worked as an investment banker at Banc of America Securities, focusing on mergers and acquisitions in the media and telecom sectors. He started his career at Sidley Austin LLP as a securities attorney focusing on mergers and acquisitions. Since 2012, Mr. Pollack has served as a member of the board of directors of Lightlake Therapeutics, a developing biopharmaceutical company aiming to build a platform of biopharmaceutical solutions to common addictions and related disorders, and a member of the board of directors and chair of the audit committee of Pressure BioSciences, Inc., a life sciences company involved in pressure cycling technology. Mr. Pollack graduated magna cum laude from The Wharton School at the University of Pennsylvania and received a dual J.D./M.B.A. from Vanderbilt University.

Mr. Pollack’s qualifications to serve on our board of directors include his financial and management experience.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•
had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•
been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Commission.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Corporate Governance

The business and affairs of the company are managed under the direction of our board. We have conducted board of director meetings almost every month since inception. In 2011, we held eight special board meetings. Each of our directors has attended all meetings either in person or via telephone conference. In addition to the contact information in this prospectus, each stockholder will be given specific information on how he/she can direct communications to the officers and directors of the corporation at our annual stockholders meetings. All communications from stockholders are relayed to the members of the board of directors.

Director Independence

Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq Listing Rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three years was, an employee of the company;
•
the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

•	a family member of the director is, or at any time during the past three years was, an executive officer of the company;
•
the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

•
the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

As of August 14, 2012, our board of directors is composed of seven members, of which three directors are independent directors. The three independent directors are Christopher Huntington, Jacques Kerrest and Kevin Pollack. In addition, as indicated below, each of our audit committee and compensation committee, described below in “Committees of the Board of Directors,” is composed entirely of independent directors, including the chairperson of the audit committee. Our corporate governance and nominating committee is made up of two independent directors and one employee director, Luisa Ingargiola.  We have not yet appointed chairpersons for the compensation committee and the corporate governance and nominating committee. We believe that the number of independent directors that make up our board benefits the company, as well as our stockholders.

Board Leadership Structure and Role in Risk Oversight

Although we have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined, we have historically determined that it is in the best interests of the company and its stockholders to combine these roles. Dr. Santilli has served as our Chief Executive Officer and Chairman from April 2, 2007 through June 15, 2012. Due to the small size and early stage of the company, historically, it was most effective to have the Chairman and Chief Executive Officer positions combined. As of June 15, 2012, the Chairman and Chief Executive Office positions have become separate roles.

Our board of directors is primarily responsible for overseeing our risk management processes. The board of directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our company’s assessment of risks. The board of directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the board’s appetite for risk. While the board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our board leadership structure supports this approach.

The audit committee, which was formed on June 21, 2012, assists our board of directors in its general oversight of, among other things, the company’s policies, guidelines and related practices regarding risk assessment and risk management, including the risk of fraud. As part of this endeavor, the audit committee reviews and assesses the company’s major financial, legal, regulatory, environmental and similar risk exposures and the steps that management has taken to monitor and control such exposures. The audit committee also reviews and assesses the quality and integrity of the company’s public reporting, the company’s compliance with legal and regulatory requirements, the performance and independence of the company’s independent auditors, the performance of the company’s internal audit department, the effectiveness of the company’s disclosure controls and procedures, and the adequacy and effectiveness of the company’s risk management policies and related practices.

Our corporate governance and nominating committee, which was formed on June 21, 2012, addresses risks associated with our management structure by reviewing, among other matters, the qualifications and backgrounds of our directors on an annual basis to ensure that our board is composed of individuals who are capable of providing appropriate oversight and insight to our executive management team in light of the compensation committee’s business.

Finally, our compensation committee, which was formed on June 21, 2012, reviews and provides guidance regarding our succession planning and assesses whether our compensation policies and practices incentivize excessive risk-taking.

Committees of the Board of Directors

On June 21, 2012, our board of directors formed three standing committees: audit, compensation, and corporate governance and nominating. Actions taken by our committees are reported to the full board. The board has determined that all members of each of the audit and compensation committees are independent under the current listing standards of the Nasdaq Capital Market. Our corporate governance and nominating committee is made up of two independent directors and one employee director. Each of our committees has a charter and each charter is posted on our website.

Audit Committee	Compensation of Committee	Corporate Governance and Nominating Committee
Jacques Kerrest*	Jacques Kerrest	Luisa Ingargiola
Kevin Pollack	Kevin Pollack	Jacques Kerrest
Christopher Huntington		Kevin Pollack
* Indicates committee chair

Audit Committee

Our audit committee, which currently consists of three directors, provides assistance to our board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, financial reporting, internal control and compliance functions of the company. Our audit committee employs an independent registered public accounting firm to audit the financial statements of the company and perform other assigned duties. Further, our audit committee provides general oversight with respect to the accounting principles employed in financial reporting and the adequacy of our internal controls. In discharging its responsibilities, our audit committee may rely on the reports, findings and representations of the company’s auditors, legal counsel, and responsible officers. Our board has determined that all members of the audit committee are financially literate within the meaning of SEC rules and under the current listing standards of the Nasdaq Capital Market. Our board has also determined that Mr. Kerrest qualifies as an “audit committee financial expert.”

Compensation Committee

Our compensation committee, which currently consists of two directors, establishes executive compensation policies consistent with the company’s objectives and stockholder interests. Our compensation committee also reviews the performance of our executive officers and establishes, adjusts and awards compensation, including incentive-based compensation, as more fully discussed below. In addition, our compensation committee generally is responsible for:

●	establishing and periodically reviewing our compensation philosophy and the adequacy of compensation plans and programs for our directors, executive officers and other employees;
●
overseeing our compensation plans, including the establishment of performance goals under the company’s incentive compensation arrangements and the review of performance against those goals in determining incentive award payouts;

●	overseeing our executive employment contracts, special retirement benefits, severance, change in control arrangements and/or similar plans;
●	acting as administrator of any company stock option plans; and
●	overseeing the outside consultant, if any, engaged by the compensation committee.

Our compensation committee periodically reviews the compensation paid to our non-employee directors and the principles upon which their compensation is determined. The compensation committee also periodically reports to the board on how our non-employee director compensation practices compare with those of other similarly situated public corporations and, if the compensation committee deems it appropriate, recommends changes to our director compensation practices to our board for approval.

Outside consulting firms retained by our compensation committee and management also will, if requested, provide assistance to the compensation committee in making its compensation-related decisions.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee, which currently consists of three directors, monitors our corporate governance system, assesses board membership needs, makes recommendations to the board regarding potential director candidates for election at the annual meetings of stockholders or in the event of any director vacancy, and performs any other functions or duties deemed appropriate by the board.

Director candidates must have experience in positions with a high degree of responsibility and leadership experience in the companies or institutions with which they are or have been affiliated. Directors are selected based upon contributions that they can make to the company. The company does not maintain a separate policy regarding the diversity of its board members. However, consistent with its charter, the corporate governance and nominating committee, and ultimately the board, seeks directors (including nominees for director) with diverse personal and professional backgrounds, experience and perspectives that, when combined, provide a diverse portfolio of experience and knowledge that will well serve the company’s governance and strategic needs.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers paid by us during the years ended December 31, 2011, and 2010 in all capacities for the accounts of our executives, including the Chief Executive Officer and Chief Financial Officer.  The board of directors determined that the services of Richard Connelly were no longer needed and he is no longer a consultant with the company effective March 7, 2011. On June 15, 2012 Dr. Santilli retired down as Chief Executive Officer. Ermanno Santilli, has been appointed as the new Chief Executive Officer, and Dr. Santilli will remain as the Chairman of our board of directors and as an employee of the company as Chief Scientist.

Name and Principal Position	Year	Salary	Bonus		Stock Awards ($)	Option Awards	Non-Qualified Deferred Compensation Earnings	All Other Compensation	Totals ($)

Dr. Ruggero Maria Santilli, Chairman of the Board	2011 2010	$180,000 0	$0 205,000	(1)	$0 0	$0 0	$0 0	$0 0	$180,000 205,000

T. Scott Wainwright, President (2)	2011 2010	$73,838 15,500	$0 0		$0 12,500	$0 0	$0 0	$0 0	$73,838 28,000

Luisa Ingargiola, CFO	2011 2010	$67,000 0	$0 116,500	(3)	$0 0	$0 0	$0 0	$0 0	$67,000 116,500

Ermanno Santilli, Executive Vice President of International Relations	2011 2010	$60,000 0	$0 95,000	(4)	$0 0	$0 0	$0 0	$0 0	$60,000 95,000

Carla Santilli, Director (5)	2011 2010	$60,000 0	$0 105,000	(6)	$0 0	$0 0	$0 0	$0 0	$60,000 105,000

Richard Connelly, Vice President (7)	2011 2010	$0 20,000	$0 105,000	(8)	$0 0	$0 0	$0 0	$0 0	$0 170,000

Allen Feng, Director (9)	2011 2010	$0 0	$0 0		$0 0	$0 0	$0 0	$0 0	$0 0

(1)	Dr. Ruggero Maria Santilli received a performance bonus of $205,000 in 2010.
(2)	T. Scott Wainwright was appointed as President on December 20, 2010.
(3)	Luisa Ingargiola received a performance bonus of $116,500 in 2010.
(4)	Ermanno Santilli received a performance bonus of $95,000 in 2010 due to his work as an employee of the company.
(5)	All compensation paid to Carla Santilli has been as compensation for her position as an employee of the company.
(6)	Carla Santilli received a performance bonus of $105,000 in 2010 due to her work as an employee of the company.
(7)
Richard Connelly resigned as President and Director on December 20, 2010 and accepted the new position of Executive Vice President of Global Industrial Fuels. On March 7, 2011, the company determined that the services of Richard Connelly were no longer needed.

(8)	Richard Connelly received a performance bonus of $116,500 in 2010.
(9)	Allen Feng was appointed as Director on August 5, 2010.

Director Compensation

We have provided no compensation to our employee directors for their services provided as directors. For our independent directors we provide the following compensation: (a) subject to the our board’s approval, the company is to issue to each independent Director a total of $20,000 of restricted common stock equivalent on a quarterly basis for the Director’s services rendered to the company. The annual restricted common stock equivalent issuances are not to exceed $80,000; and (b) during the directorship term, the company shall reimburse the independent Director’s for all reasonable out-of-pocket travel expenses incurred by the Director in attending any in-person meetings, provided that the Director complies with the generally applicable policies, practices and procedures of the company for submission of expense reports, receipts or similar documentation of such expenses.

Employment Agreements

We have an employment agreement with Scott Wainwright, our President, provides for a salary of $10,000 per month plus 3.75% of all gross fuel sales and 1% of all equipment sales depending on circumstances. We issued options to Mr. Wainwright in the amount of 450,000 shares at an exercise price of $1.50 per share. The options vest over a three year period at 37,500 shares per quarter. The employment agreement has a one-year term limit and can be renewed by mutual agreement. Should Mr. Wainwright be terminated without cause, as defined in his employment agreement he would receive a severance benefit of one year’s total salary plus one year’s worth of options would vest.

We have an employment agreement with Ermanno Santilli, our Chief Executive Officer. His employment agreement provides for a salary of $12,000 per month plus 3% of gross fuel sales and 2% of equipment sales. Pursuant to his employment agreement, we issued options to Mr. Santilli in the amount of 450,000 shares at an exercise price of $1.50 per share. The options vest over a three-year period at 37,500 shares per quarter. The employment agreement has a two year term and can be renewed by mutual agreement. Should Mr. Santilli be terminated without cause, as described in his employment agreement, or if there is a change in control, as defined in his employment agreement, he would receive a severance benefit of two years total salary plus benefits payable within 30 days and all options will vest automatically.

We have an employment agreement with Luisa Ingargiola, our Chief Financial Officer. Her employment agreement provides for a salary of $10,000 per month plus 2% of gross fuel sales and 1% of equipment and license sales. Ms. Ingargiola is also eligible to receive a quarterly bonus based on performance, as determined by the board of directors. Pursuant to her employment agreement, we issued options to Ms. Ingargiola in the amount of 300,000 shares at an exercise price of $1.50 per share. The options vest over a three-year period at 25,000 shares per quarter. The employment agreement has a two year term and can be renewed by mutual agreement. Should Ms. Ingargiola be terminated without cause, as described in her employment agreement, or if there is a change in control, as defined in her employment agreement, she would receive a severance benefit of two years total salary plus benefits payable within 30 days and all options will vest automatically.

We also have an employment agreement with Dr. Ruggero Santilli, our Chief Scientist. His employment agreement provides for a salary of $15,000 per month. Pursuant to his employment agreement, we issued options to Dr. Santilli in the amount of 450,000 shares at an exercise price of $1.50 per share. The options vest over a three-year period at 37,500 shares per quarter. The employment agreement has a two year term and can be renewed by mutual agreement. Should Dr. Santilli be terminated without cause, as described in his employment agreement, or if there is a change in control, as defined in his employment agreement, he would receive a severance benefit of two years total salary plus benefits payable within 30 days and all options will vest automatically.

On March 7, 2011, we terminated an employment agreement with Richard Connelly.

Options

Pursuant to his employment agreement, the company issued options to Ermanno Santilli in the amount of 450,000 shares at an exercise price of $1.50 per share. The options will vest over a three-year period at 37,500 shares per quarter.

Pursuant to his employment agreement, the company issued options to Scott Wainwright in the amount of 450,000 shares at an exercise price of $1.50 per share. The options will vest over a three-year period at 37,500 shares per quarter.

Pursuant to his employment agreement, the company issued options to Dr. Ruggero Santilli in the amount of 450,000 shares at an exercise price of $1.50 per share. The options will vest over a three -year period at 37,500 shares per quarter.

Pursuant to her employment agreement, the company issued options to Luisa Ingargiola in the amount of 300,000 shares at an exercise price of $1.50 per share. The options will vest over a three -year period at 25,000 shares per quarter.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding our shares of common stock beneficially owned as of August 13, 2012, for (i) each stockholder known to be the beneficial owner of 5% or more of our outstanding shares of common stock, (ii) each named executive officer and director, and (iii) all executive officers and directors as a group. A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days through an exercise of stock options or warrants. Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner’s spouse or children.

For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of August 13, 2012. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of August 13, 2012 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership. Unless otherwise specified, the address of each of the persons set forth below is care of the company at the address of: 150 Rainville Road, Tarpon Springs, FL 34689.

Name of Beneficial Owner and Address	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Offered		Shares of Common Stock Beneficially Owned After the Offering		Amount and Nature of Beneficial Ownershipof Preferred Stock		Percent of Preferred Stock (2)
5% Stockholders	Number		Percentage (1)			Number	Percentage
Hyfuels, Inc. (3) 35246 US 19 #215 Palm Harbor, FL 34684	3,010,000		17.0%

Global Alpha, LLC (4) 35246 US 19 #311 Palm Harbor, FL 34684	2,267,610		12.8%	434,781	(5)	1,832,829	10.3%	1,000,000		100%

DDI Industry International Rm.B-1613 Peking Times Square, Huizhongli #103, Chaoyang Dis. Beijing China 100101	2,199,441		12.4%

James Besser	938,855	(6)	5.3%

Global Beta, LLC (7) 35246 US 19 #311 Palm Harbor, FL 34684	901,000		5.1%

Directors and Executive Officers

Dr. Ruggero Maria Santilli 90 Eastwinds Ct Palm Harbor FL 34683	6,896,610	(8)	38.6%	434,781	(9)	6,461,829	36.3%	1,000,000	(10)	100%

Carla Santilli 90 Eastwinds Ct Palm Harbor FL 34683	6,896,610	(11)	38.6%	434,781	(12)	6,461,829	36.3%	1,000,000	(13)	100%

Luisa Ingargiola 4826 Blue Jay Circle Palm Harbor FL 34683	4,513, 000	(14)	25.4%	108,696	(15)	4,404,304	24.8%

Ermanno Santilli (16) 90 Eastwinds Ct. Palm Harbor, FL 34683	4,202,050	(17)	23.6%	108,696	(18)	4,093,354	23.0%

Scott Wainwright 6070 Gulfport Blvd. St. Petersburg, FL 33707	250,000	(19)	1.4%

Christopher Huntington	5,000

Jacques Kerrest

Kevin Pollack

All directors and officers as a group (8 people)	8,362,660		46.8%	652,173	(20)	7,710,487	43.1%	1,000,000		100%

1)
Based on 17,724,689 shares of common stock issued and outstanding as of August 13, 2012. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person. On June 26, we effected a 10-for-1 reverse stock split of our common stock.

2)
Based on 1,000,000 shares of Series A Preferred Stock issued and outstanding as of August 13, 2012. Each share of Series A Preferred Stock has voting rights of 100,000 votes per share. The total aggregate number of votes for the Series A Preferred Stock is 100 billion.

3)
Hyfuels, Inc. is a is a privately owned company in which Dr. Ruggero Maria Santilli and his spouse and director of our company, Carla Santilli, each own 45% of the company, and Luisa Ingargiola and Ermanno Santilli each own 4% of the company.

4)	Global Alpha, LLC is a privately owned company in which Dr. Ruggero Maria Santilli and Carla Santilli each own 50% of the company.
5)
If the over-allotment option is exercised in full, an additional 68,478 shares will be sold by Global Alpha, LLC and, following such exercise, Global Alpha, LLC will own 1,832,829 shares, or approximately 10.3% of the shares outstanding.

6)
Includes 383,855 shares held Manchester Explorer, L.P., of which James Besser is the managing member of the general partner and also a limited partner, and 367,500 shares held by Jeb Partners, L.P., of which James Besser is the managing member of the general partner and also a limited partner. The principal address of Manchester Explorer, L.P. is 131 Charles Street, Boston, MA 02114. The principal address of Jeb Partners, L.P. is 131 Charles Street, Boston, MA 02114. James Besser also beneficially owns 956,250 warrants, which are exercisable into 956,250 shares of the company’s Common Stock, including 368,750 warrants held by Manchester Explorers, L.P. and 350,000 warrants held by Jeb Partners, L.P. The warrants are not exercisable, however, to the extent that the number of shares of Common Stock to be issued pursuant to such exercise would exceed, when aggregated with all other shares of Common Stock owned by Mr. Besser at such time, the number of shares of Common Stock which would result in Mr. Besser beneficially owning in excess of 4.99% of the then issued and outstanding shares of our Common Stock. Mr. Besser may waive this ownership cap on 61 days’ prior notice to us, provided that pursuant to such waiver Mr. Besser shall not exercise an amount of warrants that would result in him beneficially owning more than 9.99% of the then issued and outstanding shares of our Common Stock. As a result of the 4.99% ownership cap, Mr. Besser beneficially owns 938,855 shares of our Common Stock. If Besser waived this ownership cap, he would beneficially own 1,758,550 shares of our Common Stock or approximately 9.99% of our outstanding Common Stock.

7)	Global Beta, LLC is a privately owned company in which Luisa Ingargiola owns 95% and Dr. Ruggero Maria Santilli and Carla Santilli each own 2.5% of the company.
8)
Includes 3,010,000 shares held by Hyfuels, Inc., of which Dr. Ruggero Maria Santilli and his wife, Carla Santilli, each own 45% of the company; 2,267,610 held by Global Alpha, LLC, in which Dr. Ruggero Maria Santilli and his wife, Carla Santilli, each own 50% of the company; 901,000 shares held by Global Beta, LLC, in which Dr. Ruggero Maria Santilli and his wife, Carla Santilli, each own 2.5% of the company; 313,000 shares held by Clean Energies Tech, in which Dr. Ruggero Maria Santilli owns 50% of the company; 270,000 shares held by RM Santilli Foundation in which Dr. Ruggero Maria Santilli beneficially, through his wife Carla Santilli, owns 50% of the company; 75,000 shares of common stock underlying options held by Dr. Santilli that are presently exercisable or exercisable within 60 days; and 50,000 shares of common stock underlying options held by his wife, Carla Santilli, that are presently exercisable or exercisable within 60 days. The principal address of Clean Energies Tech is 90 Eastwinds Ct., Palm Harbor, FL, 34683. The principal address of RM Santilli Foundation is 90 Eastwinds Ct., Palm Harbor, FL, 34683.

9)
Dr. Ruggero Maria Santilli beneficially owns the 434,781 shares being sold by Global Alpha, LLC. If the over-allotment option is exercised in full, an additional 68,478 shares will be sold by Global Alpha, LLC and, following such exercise, Dr. Santilli will beneficially own 6,393,351 shares, or approximately 35.9%, of the shares outstanding.

10)	Includes 100,000 shares held by Global Alpha, LLC, in which Dr. Ruggero Maria Santilli and his wife, Carla Santilli, each own 50% of the company.
11)
Includes 3,010,000 shares held by Hyfuels, Inc., of which Carla Santilli and her husband, Dr. Ruggero Maria Santilli, each own 45% of the company; 2,267,610 held by Global Alpha, LLC, in which Carla Santilli and her husband, Dr. Ruggero Maria Santilli, each own 50% of the company; 901,000 shares held by Global Beta, LLC, in which Carla Santilli and her husband, Dr. Ruggero Maria Santilli, each own 2.5% of the company; 313,000 shares held by Clean Energies Tech, in which Carla Santilli beneficially through her husband, Dr. Ruggero Maria Santilli, owns 50% of the company; 270,000 shares held by RM Santilli Foundation in which Carla Santilli, owns 50% of the company; 10,000 shares which Carla Santilli beneficially, through her husband Dr. Ruggero Maria Santilli, holds; 75,000 shares of common stock underlying options held by her husband, Dr. Santilli, that are presently exercisable or exercisable within 60 days; and 50,000 shares of common stock underlying options held by Carla Santilli that are presently exercisable or exercisable within 60 days. The principal address of Clean Energies Tech is 90 Eastwinds Ct., Palm Harbor, FL, 34683. The principal address of RM Santilli Foundation is 90 Eastwinds Ct., Palm Harbor, FL, 34683.

12)
Carla Santilli beneficially owns the 434,781 shares being sold by Global Alpha, LLC. If the over-allotment option is exercised in full, an additional 68,478 shares will be sold by Global Alpha, LLC and, following such exercise, Carla Santilli will beneficially own 6,393,351 shares, or approximately 35.9%, of the shares outstanding.

13)	Includes 100,000 shares held by Global Alpha, LLC, in which Carla Santilli and her husband, Dr. Ruggero Maria Santilli, each own 50% of the company.
14)
Includes 3,010,000 shares held by Hyfuels, Inc., in which Luisa Ingargiola owns 4% of the company; 901,000 shares held by Global Beta, LLC, in which Luisa Ingargiola owns 95% of the company; 2,000 shares which Luisa Ingargiola beneficially owns through related family members; and 50,000 shares of common stock underlying options held by Luisa Ingargiola that are presently exercisable or exercisable within 60 days.

15)
If the over-allotment option is exercised in full, an additional 14,674 shares will be sold by Luisa Ingargiola and, following such exercise, Luisa Ingargiola will own 4,389,630 shares, or approximately 24.7%, of the shares outstanding.

16)	Ermanno Santilli, has been appointed as the new CEO, effective June 15, 2012.
17)
Includes 3,010,000 shares held by Hyfuels, Inc., in which Ermanno Santilli owns 4% of the company; 313,000 shares held by Clean Energies Tech, in which Ermanno Santilli owns 50% of the company; 270,000 shares held by RM Santilli Foundation in which Ermanno Santilli owns 50% of the company; and 75,000 shares of common stock underlying options held by Ermanno Santilli that are presently exercisable or exercisable within 60 days. The principal address of Clean Energies Tech is 90 Eastwinds Ct., Palm Harbor, FL, 34683. The principal address of RM Santilli Foundation is 90 Eastwinds Ct., Palm Harbor, FL, 34683.

18)
If the over-allotment option is exercised in full, an additional 14,674 shares will be sold by Ermanno Santilli and, following such exercise, Santilli will own 4,078,680 shares, or approximately 23.0%, of the shares outstanding.

19)	Includes 75,000 shares of common stock underlying options held by Scott Wainwright that are presently exercisable or exercisable within 60 days.
20)
If the over-allotment option is exercised in full, an additional 130,434 shares will be sold by the officers and directors and, following such exercise, the officers and directors will own in the aggregate 7,580,053 shares, or approximately 42.4%, of the shares outstanding.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following are the related party transactions in which we have engaged since May 2007:

At various times we received advances from Dr. Santilli and Carla Santilli for unsecured promissory notes. All funds are at the same terms of the original stockholder note. These promissory notes have no repayment date; however they are payable within 30 days of written demand. Payment is to include accrued simple interest at 4%. Since 2007, the company received promissory notes in the aggregate amount of $257,200. All note principal has been paid in full. Accrued interest, in the amount of $9,754, has been accrued on the net balances contributed, and remains outstanding as of the current date.

In 2008, an advance in the amount of $10,000 was made by a company owned by Dr. Santilli and Carla Santilli, for initial deposit for services. There were no repayment terms to this advance, no stated interest, and the amount was payable upon demand. This advance has been paid in full.

In February 2008, we entered into a five-year consulting agreement with Dr. Santilli, whose knowledge and expertise of the technology is essential in the development of the MagneGas product. The terms of the consulting agreement consist of issuance of common stock (10,000 shares) and payment of $5,000 per month to Dr. Santilli, upon the determination by the board of directors of MagneGas Corporation of achieving adequate funding. The board of directors has since determined that Dr. Santilli’s monthly accrued salary will be $15,000 per month. This consulting agreement was terminated on June 11, 2012 and was replaced with the employment agreement between Dr. Santilli and the Company, as described above.

Beginning in April 2008, we entered into a month-to-month lease, at a monthly rate of $2,500 per month for facilities to occupy approximately 3,000 square feet of a 6,000 square foot building and the use of certain equipment and utilities, as needed. In January 2011, the company expanded to occupy 5,000 square feet of the building and as a result, the rent was increased to $4,000 per month. The facility allows for expansion needs. The lease is held by EcoPlus, Inc., a company that is effectively controlled by Dr. Santilli.

On December 28, 2009 we acquired all relevant patents and intellectual property for the MagneGas technology from  Hyfuels, Inc., a company that is related by common management which originally secured an intellectual property license. Dr. Santilli is the President and Chief Executive Officer of Hyfuels, Inc., Carla Santilli is the Secretary of Hyfuels, Inc. and Ermanno Santilli is a director of Hyfuels, Inc. We issued 3,000,000 shares of common stock, valued at the fair market trading value of the stock at the time of purchase, in exchange for the intellectual property and U.S. patents. The intellectual property and U.S. patents were valued at the fair market value of $627,000 at the time of the transaction. We have no further transactions contemplated with Hyfuels, Inc.

The use of an initial small production refinery has been contributed by Dr. Santilli. The value of the refinery is approximately $210,000; the computed fair value of this month to month rental agreement is $1,870 per month and has been charged to equipment rental expense in the operating expenses, beginning in July 2008. Due to production demand, on December 28, 2011, the company entered into an agreement to transfer the title of the unit to the company in exchange for a promissory note of $210,500. The note was paid in full in April 2012. Accrued interest, in the amount of $17, has been accrued on the net balances contributed, and remains outstanding as of the current date.

On June, 25, 2010, we entered into an agreement to acquire a 20% ownership of MagneGas Europe. In exchange, we issued to Magnegas Europe 25,000 shares of common shares, which were valued at the fair market price at the date of grant, June 25, 2010, at $0.95 per share for an aggregate of $23,750.  Dr. Santilli is a stockholder of MagneGas Europe, and at the time of the agreement, Ermanno Santilli, our current Chief Executive Officer, was the Chief Executive Officer of MagneGas Europe and Vice President of MagneGas Corporation.

DESCRIPTION OF SECURITIES

Introduction

In the discussion that follows, we have summarized selected provisions of our certificate of incorporation, bylaws and the DGCL relating to our capital stock. This summary is not complete. This discussion is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to our certificate of incorporation and our bylaws. You should read the provisions of our certificate of incorporation and our bylaws as currently in effect for provisions that may be important to you.

Authorized Capital Stock

Our authorized capital stock consists of 900,000,000 shares of common stock at a par value of $0.001 per share and 10,000,000 shares of preferred stock at a par value of $0.001 per share, of which 1,000,000 is designated as Series A Preferred stock. As of August 13, 2012, 17,724,689 shares of our common stock and 1,000,000 shares of our Series A Preferred Stock were issued and outstanding.  On June 26, 2012, we effected a 10-for-1 reverse stock split of our common stock.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Our common stock does not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our certificate of incorporation. Although there are no provisions in our charter or by-laws that may delay, defer or prevent a change in control, the board of directors is authorized, without stockholder approval, to issue shares of preferred stock that may contain rights or restrictions that could have this effect. Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

The stock purchase agreements under which we sold securities in certain private placements conducted in 2011 and 2012 contain anti-dilution rights applicable to the common stock sold in such private placements. These anti-dilution rights allow those investors to receive additional shares of our common stock in the event we sell shares of common stock or common stock equivalents at a price per share less than the prices sold in those offerings.  In the event this occurs, our other stockholders will experience immediate dilution, which may be substantial.

Preferred Stock

Our certificate of incorporation provides that we are authorized to issue up to 10,000,000 shares of preferred stock with a par value of $.001 per share. Our board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series for such consideration and with such relative rights, privileges, preferences and restrictions that the board may determine. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The issuance of preferred stock could adversely affect the voting power or other rights of the holders of common stock.

Our Series A Preferred Stock has liquidation and dividend rights over common stock. It has no conversion rights or mandatory redemption features. Holders of our Series A Preferred stock are entitled to 100,000 votes for each share on all matters submitted to a stockholder vote.

Dividends

Since inception we have not paid any dividends on our common stock. We currently do not anticipate paying any cash dividends in the foreseeable future on our common stock. Although we intend to retain our earnings, if any, to finance the exploration and growth of our business, our board of directors will have the discretion to declare and pay dividends in the future. Payment of dividends in the future will depend upon our earnings, capital requirements, and other factors, which our board of directors may deem relevant.

Warrants

As of August, 2012, we had 1,977,438 warrants to purchase 1,977,438 shares of our common stock at an exercise price of $3.00 outstanding. 1,660,375 of these warrants are exercisable through October 28, 2016 and 317,063 of these warrants are exercisable through November 8, 2016. The exercise price of the warrants are subject to adjustment upon certain events, such as stock splits, combinations, dividends, distributions, reclassifications and mergers or other corporate change.

We also have outstanding warrants to purchase 15,000 shares of our common stock at an exercise price of $2.50, exercisable through August 4, 2016. The exercise price of the warrants are subject to adjustment upon certain events, such as stock splits, combinations, dividends, distributions, reclassifications, mergers and other corporate change.

We also have 1,067,689 warrants to purchase 1,067,689 shares of our common stock at an exercise price of $4.00 outstanding. 779,376 of these warrants are exercisable through March 29, 2017 and 288,313 of these warrants are exercisable through April 3, 2017. The exercise price of the warrants are subject to adjustment upon certain events, such as stock splits, combinations, dividends, distributions, reclassifications and mergers or other corporate change.

Options

We have no formalized stock option plan. We may in the future establish an incentive stock option plan for our directors, employees and consultants.

Pursuant to his employment agreement, the company will issue options to Ermanno Santilli in the amount of 450,000 shares at an exercise price of $1.50 per share. The options will vest over a three-year period at 37,500 shares per quarter.

Pursuant to his employment agreement, the company will issue options to Scott Wainwright in the amount of 450,000 shares at an exercise price of $1.50 per share. The options will vest over a three-year period at 37,500 shares per quarter.

Pursuant to his employment agreement, the company issued options to Dr. Ruggero Santilli in the amount of 450,000 shares at an exercise price of $1.50 per share. The options will vest over a three year period at 37,500 shares per quarter.

Pursuant to her employment agreement, the company issued options to Luisa Ingargiola in the amount of 300,000 shares at an exercise price of $1.50 per share. The options will vest over a three year period at 25,000 shares per quarter.

We have issues issued options to various employees in the aggregate amount of 1,200,000 shares at an exercise price of $1.50 per share. The options will vest over a three year period at an aggregate amount 100,000 shares per quarter.

We have issues issued options to various employees in the aggregate amount of 60,000 shares at an exercise price of $1.50 per share. The options will vest over a one year period at an aggregate amount 15,000 shares per quarter.

Limitation on Directors’ Liability

The DGCL authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director’s fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to us and our stockholders to the fullest extent Delaware law permits. Specifically, no director will be personally liable for monetary damages for any breach of the director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and
•	for any transaction from which the director derived an improper personal benefit.

This provision could have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter our stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders. Our bylaws provide indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities. See “Indemnification of Directors and Officers.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or person controlling the company pursuant to the foregoing provisions, the company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Effects of Provisions of the DGCL and our Certificate of Incorporation and Bylaws

Provisions of the DGCL and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in improved terms for our stockholders.

Delaware Anti-Takeover Statute. We are also subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Amendments to Our Certificate of Incorporation. Under the DGCL, the affirmative vote of a majority of the outstanding shares entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon is required to amend a corporation’s certificate of incorporation. Under the DGCL, the holders of the outstanding shares of a class of our capital stock shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would:

•	increase or decrease the aggregate number of authorized shares of such class;
•	increase or decrease the par value of the shares of such class; or
•	alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class of our capital stock so as to affect them adversely, but shall not so affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for the purposes of this provision.

Vacancies in the board of directors. Our bylaws provide that, subject to limitations, any vacancy occurring in our board of directors for any reason may be filled by a majority of the remaining members of our board of directors then in office, even if such majority is less than a quorum. Each director so elected shall hold office until the expiration of the term of the other directors. Each such directors shall hold office until his or her successor is elected and qualified, or until the earlier of his or her death, resignation or removal.

Special Meetings of Stockholders. Under our bylaws, special meetings of stockholders may be called at any time by our President whenever so directed in writing by a majority of the entire board of directors. Special meetings can also be called whenever one-third of the number of shares of our capital stock entitled to vote at such meeting shall, in writing, request one. Under the DGCL, written notice of any special meeting must be given not less than 10 nor more than 60 days before the date of the special meeting to each stockholder entitled to vote at such meeting.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Listing

Our common stock is quoted on Nasdaq Capital Market under the symbol “MNGA.”

Transfer Agent

The transfer agent and registrar for our common stock is Corporate Stock Transfer, Inc. The transfer agent’s address is 3200 Cherry Creek South Drive, Suite 430, Denver, CO 80209, and its telephone number is (303) 282-4800.

SHARES ELIGIBLE FOR FUTURE SALE

As of August 13, 2012, we had 17,724,689 shares of common stock outstanding, not including shares issuable upon exercise of our warrants. All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless they are purchased by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act.  On June 26, 2012, we effected a 10-for-1 reverse stock split of our common stock.

Our Series A Preferred Stock is transferable, however no public market currently exists for it.

The outstanding shares of our common stock not included in this prospectus will be available for sale in the public market as follows:

Public Float

Of our outstanding shares, as of August 13, 2012 approximately 10,232,101 shares are beneficially owned by executive officers, directors and affiliates (excluding shares of our common stock which may be acquired upon exercise of stock options and warrants which are currently exercisable or which become exercisable within 60 days of August 13, 2012). The approximately 7,492,588 remaining shares constitute our public float.

Lock-up Agreements

All of our officers, directors and certain of our 10% stockholders have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer, sell or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 90 days from the date of this prospectus without our prior written consent or, in some cases, the prior written consent of Northland Securities, Inc.  Northland Securities, Inc. has advised us that it has no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.  There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the sole discretion of Northland Securities, Inc., which may be granted by Northland Securities, Inc. for any reason.  The 90-day lock-up period will be automatically extended if (i) during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. After the lock-up period, these shares may be sold, subject to applicable securities laws.  See the “Underwriting” section.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, our affiliates or persons selling shares on behalf of our affiliates who own shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the underwriting agreement, the number of securities listed opposite its name below. The underwriters are committed to purchase and pay for all of the securities if any are purchased. The underwriting agreement also provides that if any underwriter defaults, this offering of our securities may be terminated.

Underwriters	Number of Shares of Common Stock
Northland Securities, Inc.	2,422,500
MLV & Co. LLC	427,500

The underwriters have advised us that they propose to offer the shares of common stock to the public at a price of $3.00 per share. The underwriters propose to offer the securities to be sold in this offering to certain dealers at the same price less an aggregate concession of not more than $0.126 for each share. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 427,500 shares of common stock from us and the selling stockholders at the same price to the public, and with the same underwriting discount, as set forth in the table below. The underwriters may exercise this option any time during the 45-day period after the date of this prospectus, but only to cover over-allotments, if any.

The table below summarizes the underwriting discounts that we will pay to the underwriters. In addition to the underwriting discount, we have agreed to pay the fees and expenses of the underwriters, which may include the fees and expenses of counsel to the underwriters up to $150,000.  As additional compensation we have agreed to issue to the underwriters warrants to purchase up to a total of 5.0% of the shares of common stock sold in this offering at an exercise price of 115% of the price to the public of the shares of common stock sold in this offering. The underwriters' warrants, which are warrants to purchase common stock, will be exercisable beginning 181 days after the closing date of this offering and ending on the fifth anniversary of the date of effectiveness of the registration statement relating to this offering. In addition, pursuant to Rule 5110(g) of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriters' warrants may not be sold during this offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the underwriters’ warrants, or the shares acquirable upon exercise thereof, by any person for a period of 180 days immediately following the effective date of the registration statement relating to this offering, except as provided in paragraph (g)(2) of Rule 5110(g) of FINRA.  The warrants, fees and expenses of the underwriters that we have agreed to reimburse are not included in the underwriting discounts set forth in the table below.

The underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under its rule of fair price. The underwriting discount and other items of compensation the underwriters will receive were determined through arms’ length negotiations between us and the underwriters.

	Per Share	Total with No Exercise of Over-Allotment	Total with Full Exercise of Over-Allotment
Underwriting discount to be paid to underwriters by us	$0.21	$461,544	$530,775
Underwriting discount to be paid to underwriters by selling stockholders	$0.21	$136,956	$157,500

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be $300,000. This includes $150,000 of fees and expenses of the underwriters. These expenses are payable by us.

From time to time in the ordinary course of business, the underwriters and its affiliates have performed, and may in the future perform, various investment banking and other financial services for us for which they received, or will receive, customary fees and reimbursement of expenses.

Our common stock currently trades in very limited quantities on the Nasdaq Capital Market and previously traded in limited quantities on the OTCBB.  However, our underwriters are not obligated to make a market in our shares, and even if they choose to make a market, they can discontinue at any time without notice.  Neither we nor the underwriters can provide any assurance that an active and liquid trading market in our shares will develop further or, if developed further, that the market will continue.

The public offering price of the shares offered by this prospectus was determined by negotiation between us and the underwriters. The following factors were considered in determining the public offering price of the shares:

•	our history and our prospects;
•	the industry in which we operate;
•	our past and present operating results;
•	recent trading prices of our common stock on the OTCBB and the Nasdaq Capital Market;
•	the resale of up to 3,008,939 shares of our common stock pursuant to a registration statement that was declared effective by the SEC on July 5, 2012;
•	the previous experience of our executive officers; and
•	the general condition of the shares markets at the time of this offering.

We cannot assure you that the shares sold in this offering can be resold at or above the public offering price.

We entered into an engagement letter with Northland Securities, Inc., which may be terminated by either party subject to certain restrictions, pursuant to which Northland Securities, Inc. provides us with certain financial advisory services.  In connection with the engagement, Northland Securities, Inc. served as placement agent for our March 28, 2012 and April 3, 2012 private placement of 1,941,250 shares of common stock and warrants to purchase 970,625 shares common stock at a price of $2.00 per unit, for which Northland Securities, Inc. received cash compensation in the amount of $271,775, warrants to purchase 97,062 shares of common stock at an exercise price of $4.00 per share and reimbursed Northland Securities, Inc. for $51,250 of its accountable expenses in connection with the private placement.  The exercise price of the warrants is subject to adjustment upon certain events, such as stock splits, combinations, dividends, distributions, reclassifications, mergers or other corporate change and are on the same terms as the warrants issued to investors in the private placement.  These warrants are exercisable for a period of five years from the original issuance date.  Any securities that are unregistered and acquired by any underwriter and related persons during 180 days prior to the filing date, or acquired after the required filing date of the registration statement of which this prospectus is a part and deemed to be underwriting compensation by FINRA, and any securities excluded from underwriting compensation, shall not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the effective date or commencement of sales of the public offering, subject to certain exceptions.  Northland Securities, Inc. has also served as placement agent for our October 28, 2011 and November 8, 2011 private placement of 1,966,250 shares of common stock and 1,966,250 warrants to purchase common stock, for which Northland Securities, Inc. received cash compensation in the amount of $220,220, warrants to purchase 98,315 shares of common stock at an exercise price of $3.00 per share and reimbursed Northland Securities, Inc. for $13,500 of its accountable expenses in connection with the private placement.  We also issued the placement agent warrants to purchase up to 15,000 shares of common stock at an exercise price of $2.50 per share as a retainer for providing us with financial advisory services.  These warrants are exercisable for a period of five years from the original issuance date. The exercise prices of these warrants are subject to adjustment upon certain events, such as stock splits, combinations, dividends, distributions, reclassifications, mergers or other corporate change and are on the same terms as the warrants issued to investors in the private placement.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Our directors and officers, as well as the selling stockholders, have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Northland Securities, Inc. for a period of 90 days after the date of this prospectus.  These “lock-up” agreements cover approximately an aggregate of 9,987,101 shares of our common stock and are subject to limited exceptions.

We have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 90 days after the date of this prospectus. We have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise issue or dispose of, any shares of common stock, securities convertible into or exchangeable for shares of common stock, or any related security or instrument, without the prior written consent of the underwriters. The agreement is subject to limited exceptions.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for its own account by selling more shares than have been sold to it by us. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Capital Market and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriter (and selling group members) may also engage in passive market making transactions in the common stock on the Nasdaq Capital Market. Passive market making consists of displaying bids the Nasdaq Capital Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

The underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and place orders online or through their financial advisors.

We have not taken any action to permit a public offering of the shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of shares and the distribution of the prospectus outside the United States.

European Economic Area

       In relation to each member state of the European Economic Area that has implemented the Prospectus Directive, or each Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, no offer of any securities that are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

(1)to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(2) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(3) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

       For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

       This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (2) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a relevant person).

       This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus and certain other legal matters as to Delaware law will be passed upon for us by Anslow & Jaclin LLP. The underwriters have been represented in connection with this offering by Faegre Baker Daniels LLP, Minneapolis, Minnesota.

EXPERTS

Our audited consolidated financial statements appearing in this prospectus and registration statement have been audited by Drake & Klein CPAs, an independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

On January 1, 2012, the audit firm of Randall N. Drake CPA, P.A. changed its name to Drake & Klein CPAs. The change was reported to the Public Company Accounting Oversight Board as a change of name. This is not a change of auditors for the company.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a registration statement under the Securities Act for the common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement.

We file annual, quarterly, and current reports and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. Those filings are also available to the public on our corporate website at www.magnegas.com. The information we file with the SEC or contained on, or linked to through, our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at the SEC’s prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

MagneGas Corporation
(Previously a Development Stage Enterprise)

As of December 31, 2011 and 2010
And for the Years Ended December 31, 2011 and 2010

Drake & Klein CPAs
A PCAOB Registered Accounting Firm

Report of Independent Registered Public Accounting Firm

Board of Directors
MagneGas Corporation
Tarpon Springs, Florida

We have audited the accompanying balance sheets of MagneGas Corporation as of December 31, 2011 and 2010 and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2011 and 2010.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal controls over financial reporting.   Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provided a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the year ended December 31, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America

These statements have been retroactively restated for a reverse stock split that occurred on June 26, 2012.  See note 12 to the financial statements.

/s/ Drake & Klein CPAs
Drake & Klein CPAs
March 14, 2012 and June 26, 2012

PO Box 2493	2451 McMullen Booth Rd.
Dunedin, FL 34697-2493	Suite 210
727-512-2743	Clearwater, FL 33759-1362

MagneGas Corporation
Balance Sheets
Restated

	December 31,
	2011	2010
Assets
Current Assets
Cash	$1,429,412	$917,495
Accounts receivable, net of allowance for doubtful accounts of $0 and $0, respectively	19,050	8,159
Inventory, at cost	656,992	1,554,807
Prepaid and other current assets	2,500	30,000
Total Current Assets	2,107,954	2,510,461

Property and equipment, net of accumulated depreciation of $44,538 and $8,839, respectively	2,561,384	50,616

Deferred tax asset	456,500	456,500
Intangible assets, net of accumulated amortization of $151,511 and $103,044, respectively	575,489	623,956
Investment in joint ventures	490,410	490,410
Total Assets	$6,191,737	$4,131,943

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$291,249	$378,215
Accrued expenses	125,011	31,495
Deferred revenue and customer deposits	326,662	569,994
Due to stockholder	210,500	10,000
Due to related parties	13,400	46,692
Total Current Liabilities	966,822	1,036,396

Stockholders' Equity
Preferred stock: $0.001 par; 10,000,000 authorized; 2,000 issued and outstanding	2	2
Common stock: $0.001 par; 900,000,000 authorized; 15,438,930 and 12,344,521 issued and outstanding, respectively	15,439	12,344
Additional paid-in capital	10,304,904	5,291,569
Issued and unearned stock compensation	(28,333)	(48,333)
Accumulated deficit	(5,067,097)	(2,160,035)
Total Stockholders' Equity	5,224,915	3,095,547

Total Liabilities and Stockholders' Equity	$6,191,737	$4,131,943

The audit report and accompanying notes are an integral part of these financial statements.

MagneGas Corporation
Statements of Operations
Restated

	Year Ended December 31,
	2011	2010

Revenue	$381,892	$2,036,238
Direct Costs	42,946	729,945
	338,946	1,306,293

Operating Expenses:
Advertising	63,747	74,017
Selling	338,572	245,664
Professional: technical	8,709	7,735
Professional: legal and accounting	655,314	115,287
Rent and overhead	126,738	79,478
Office and administration	1,031,690	293,258
Investor relations	94,435	64,551
Stock-based compensation	787,990	262,251
Research and development	84,304	65,574
Depreciation and amortization	84,166	56,930
Total Operating Expenses	3,275,665	1,264,745

Operating Income (Loss)	(2,936,719)	41,548

Other Income and (Expense)
Interest	(343)	(1,548)
Total Other (Income) Expense	(343)	(1,548)

Net Income (Loss) before tax benefit	(2,937,062)	40,000
Provision for Income Taxes	-	16,400
Net Income (Loss)	$(2,937,062)	$23,600

Loss per share:
Basic	$(0.22)	$0.00
Diluted	$(0.22)	$0.00
Weighted average common shares:
Basic	13,143,481	11.369,728
Diluted	13,143,481	11.369,728

The audit report and accompanying notes are an integral part of these financial statements.

MagneGas Corporation
Statement of Changes in Stockholders' Equity
Restated

					Additional	Unearned
	Preferred		Common		Paid in	Stock	Accumulated	Total
	Shares	Amount	Shares	Amount	Capital	Comp	Deficit	Equity
Balance at December 31, 2009	2,000	2	105,954,395	105,954	2,909,518	(68,333)	(2,183,635)	763,506

Retroactive restatement for a 1 for 10 reverse common stock split on June 27, 2012			(95,358,956)	(95,359)	95,359			-

Balance at December 31, 2009 as restated for stock split *	2,000	2	10,595,439	10,595	3,004,877	(68,333)	(2,183,635)	763,506

Compensation recognized under consulting agreement (May 31, 2008)						20,000		20,000

Waiver of related party expense					22,440			22,440

Options issued for services					2,108			2,108

Common shares issued:			..
Issued for services			242,600	243	239,900			240,143
Issued for purchase of assets			25,000	25	23,725			23,750
Issued for cash			1,481,482	1,481	1,998,519			2,000,000

Net Income							23,600	23,600

Balance at December 31, 2010	200	2	12,344,521	12,344	5,291,569	(48,333)	(2,160,035)	3,095,547

Compensation recognized under consulting agreement (May 31, 2008)						20,000		20,000

Waiver of related party expense					22,440			22,440

Options issued for services					98,500			98,500

Common shares issued:
Issued for services			341,500	342	669,149			669,490
Issued for cash			2,752,909	2,753	4,253,247			4,256,000

Net Income (Loss)							(2,937,062)	(2,937,062)

Balance at December 31, 2011	200	$2	15,438,930	$15,439	$10,304,904	$(28,333)	$(5,067,097)	$5,224,915

* The outstanding stock at December 31, 2009 was restated for the reverse stock split. All subsequent stock numbers also reflect the reverse stock split. See note 12.

The audit report and accompanying notes are an integral part of these financial statements.

MagneGas Corporation
Statement of Cash Flows
Restated

	December 31,
	2011	2010
Cash Flows from Operations
Net income (loss)	$(2,937,062)	$23,600
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	84,166	56,930
Stock compensation	787,990	262,251
Waiver of related party expenses	22,440	22,440
Deferred income taxes	-	16,400
Changes in operating assets:
Accounts receivable	(10,891)	(5,760)
Inventory	(864,435)	(1,546,426)
Prepaid and other current assets	27,500	(30,000)
Accounts payable	(86,966)	283,638
Accrued expenses	93,516	(45,900)
Deferred revenue and customer deposits	(243,332)	3,334
Total adjustments to net income	(190,012)	(983,093)
Net cash (used in) operating activities	(3,127,074)	(959,493)

Cash Flows from Investing Activities
Acquisition of equipment	(573,717)	(36,955)
Net cash flows (used in) investing activities	(573,717)	(36,955)

Cash Flows from Financing Activities
Advance from affiliate	(10,000)	-
Advances from related party	(33,292)	42,605
Proceeds from note payable to related party	-	22,000
Repayments on notes payable from related party	-	(158,000)
Proceeds from issuance of common stock	4,256,000	2,000,000
Net cash flows provided by (used in) investing activities	4,212,708	1,906,605

Net increase (decrease) in cash	511,917	910,157
Cash balance, beginning	917,495	7,338
Cash balance, ending	$1,429,412	$917,495

Supplemental disclosure of cash flow information and non cash investing and financing activities:
Interest paid	$-	$-
Taxes paid	$-	$-

Non-cash transactions:
Capitalized construction cost for units placed in service	$1,762,250	$-
Note issued in exchange for assets	$210,500	$-
Exchanged license for investment in Joint Ventures	$-	$490,410

The audit report and accompanying notes are an integral part of these financial statements.

MagneGas Corporation
Notes to Financial Statements
For the Years Ended December 31, 2011 and 2011
Restated

 1.        Background Information

MagneGas Corporation (the “Company”) was organized in the state of Delaware on December 9, 2005. The Company was originally organized under the name 4307, Inc, for the purpose of locating and negotiating with a business entity for a combination. On April 2, 2007 all the issued and outstanding shares of 4307, Inc. were purchased and the Company name was changed to MagneGas Corporation.

The Company’s operating plan and mission is to produce a hydrogen based alternative fuel made from liquid waste. A patented process has been developed which transforms contaminated liquid waste through a proprietary plasma arc technology. A byproduct of this process is to produce an alternative to natural gas. The patented proprietary technology is owned by the Company.  The Company produces bottled gas for the purpose of distribution to the metal working market.  Additionally, the Company is marketing, for sale or licensure, its proprietary plasma arc machines.

2.         Summary of Significant Accounting Policies

The significant accounting policies followed are:

Basis of Presentation

The Company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America. These principals require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are reasonable and have been discussed with the Board of Directors; however, actual results could differ from those estimates.

Use of Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America. These principals require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are reasonable and have been discussed with the Board of Directors; however, actual results could differ from those estimates. The financial statements presented include estimates for patent life, recoverability of deferred tax assets and collections on our receivables.  Our estimates include consideration of the useful lives of our intellectual property, allocations to research and development costs and recognition of deferred tax assets.

Variable Interest Entities

The Company considers the consolidation of entities to which the usual condition (ownership of a majority voting interest) of consolidation does not apply, focusing on controlling financial interests that may be achieved through arrangements that do not involve voting interest.  If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary.  The primary beneficiary is generally required to consolidate assets, liabilities and non-controlling interests at fair value (or at historical cost if the entity is a related party) and subsequently account for the variable interest as if it were consolidated based on a majority voting interest.   The Company has investments in joint ventures that are in development of the MagneGas technology, however the Company is not identified as a primary beneficiary; therefore no consolidation is required and the investments are listed at their cost.

Fair Value of Financial Instruments

In September 2006, the Financial Accounting Standards Board (FASB) introduced a framework for measuring fair value and expanded required disclosure about fair value measurements of assets and liabilities.  The Company adopted the standard for those financial assets and liabilities as of the beginning of the 2008 fiscal year and the impact of adoption was not significant. FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2011. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accounts receivable, other current assets, accounts payable, accrued compensation and accrued expenses. The fair value of the Company’s notes payable is estimated based on current rates that would be available for debt of similar terms which is not significantly different from its stated value.

The Company applied ASC 820 for all non-financial assets and liabilities measured at fair value on a non-recurring basis. The adoption of ASC 820 for non-financial assets and liabilities did not have a significant impact on the Company’s financial statements.

Cash and Cash Equivalents

The majority of cash is maintained with a major financial institution in the United States.  Deposits with this bank may exceed the amount of insurance provided on such deposits.  At December 31, 2011, approximately $500,000 was in excess of the Federal Deposit Insurance Corporation (FDIC) limits. Generally, these deposits may be redeemed on demand and, therefore, bear minimal risk.  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable, Credit

Accounts receivable consist of amounts due for the delivery of MagneGas sales to customers.    An allowance for doubtful accounts is considered to be established for any amounts that may not be recoverable, which is based on an analysis of the Company’s customer credit worthiness, and current economic trends.  Based on management’s review of accounts receivable, no allowance for doubtful accounts was considered necessary.   Receivables are determined to be past due, based on payment terms of original invoices.  The Company does not typically charge interest on past due receivables.

 Revenue Recognition

The Company generates revenue through two processes: (1) Sale of MagneGas fuel for metal cutting and (2) Sale of its Plasma Arc Flow units.  Additionally we also recognize revenue from territorial license arrangements.

•	Revenue for metal-working fuel is recognized when shipments are made to customers. The Company recognizes a sale when the product has been shipped and risk of loss has passed to the customer.
•
Revenue generated from sales of its production unit is recognized on a percentage of completion, based on the progress during manufacturing of the unit.  Our machine is a significant investment and generally requires a 6 to 9 month production cycle.  During the course of building a unit the actual costs are tracked to our cost estimates and revenue is proportionately recognized during the process.   Significant deposits are required before production.  These deposits are classified as customer deposits.  During our production, costs and progress earnings are accumulated and included in “Costs and earnings” as an asset.

•
Licenses are issued, per contractual agreement, for distribution rights within certain geographic territories.  We recognize revenue ratably, based on the amounts paid or values received, over the term of the licensing agreement.

Inventories

Inventories are stated at the lower of standard cost or market, which approximates actual cost. Cost is determined using the first-in, first-out method.  Inventory is comprised of filled cylinders of MagneGas and accessories (regulators and tips) available for sale and accumulated costs incurred in the manufacturing process of units held for future sales.

The Company is manufacturing additional units for sale.  Each unit is assigned a project number and the costs, including labor, are accumulated in the carrying value as inventory.  Upon delivery, the accumulated cost for the unit will be charged to cost of sales.  Units are reclassified to capitalized assets when shipped to location for the production of metal cutting gas for the purpose of resale.

Long-Lived Assets

Property and equipment is stated at cost.  Depreciation is computed by the straight-line method over estimated useful lives (3-7 years).  Intellectual property assets are stated at their fair value acquisition cost. Amortization of intellectual property assets is calculated by the straight line method over their estimated useful lives (15 years).  Historical costs are reviewed and evaluated for their net realizable value of the assets.  The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or the unamortized balance is warranted. Based upon its most recent analysis, the Company believes that no impairment of property and equipment existed at December 31, 2011.

Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable.  When required impairment losses on assets to be held and used are recognized based on the fair value of the asset.  The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required.  If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset.  When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets.  We did not recognize any impairment losses for any periods presented.

 Stock Based Compensation

The Company issues restricted stock to consultants for various services Cost for these transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.  The value of the common stock is measured at the earlier of (i) the date at which a firm commitment for performance by the counterparty to earn the equity instruments is reached or (ii) the date at which the counterparty's performance is complete.   The Company recognized consulting expenses and a corresponding increase to additional paid-in-capital related to stock issued for services.  Stock compensation for the periods presented were issued to consultants for past services provided, accordingly, all shares issued are fully vested, and there is no unrecognized compensation associated with these transactions.  In May 2008 the Company entered into a consulting agreement for services to be rendered over a five year period.  The consulting expense is to be recognized ratably over the requisite service period.

Shipping Costs

The Company includes shipping costs and freight-in costs in cost of goods sold.  Total freight-in included in cost of goods sold expense was $19,646 and $118 for the years ended December 31, 2011 and 2010, respectively.

Advertising Costs

The costs of advertising are expensed as incurred.  Advertising expenses are included in the Company’s operating expenses.   Advertising expense was $63,747 and $74,017 for the years ended December 31, 2011 and 2010, respectively

Research and Development

The Company expenses research and development costs when incurred.  Research and development costs include engineering and laboratory testing of product and outputs.  Indirect costs related to research and developments are allocated based on percentage usage to the research and development.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purpose, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

Earnings (Loss) Per Share

Basic earnings (loss) per share calculations are determined by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share calculations are determined by dividing net income (loss) by the weighted average number of shares.  The Company has issued options to several investors, upon their purchase of shares.  Options, whose strike price is less than the current market value, are considered common stock equivalents and are included in dilutive earnings per share.

	December 31,
	2011		2010
Net Income (Loss)	$(2,907,062)		$23,600

Weighted Average Shares
Common Stock	13,143,481		11,369,728
Common stock equivalents (Options)	-	*	57,920
	13,143,481		11,422,657

* Net loss for the period, options and other dilutive common stock equivalents are anti-dilutive and are excluded from computation.

3.         Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (ASU 2011-11). This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have an impact our financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (ASU 2011-05). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. As these accounting standards do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, the adoption of these standards is not expected to have an impact on our financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (level 3)  inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. The adoption of this standard is not expected to have a material impact on our financial position or results of operations.

Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the FASB Accounting Standards Codification™ (“ASC”) is the sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company.  Management has reviewed the aforementioned rules and releases and believes any effect will not have a material impact on the Company's present or future financial statements.

4.         Inventory

Inventory primarily consists of:
	December 31,
	2011	2010
Metal cutting fuel	$10,098	$8,381
Units, Construction in process	646,894	1,546,426
	$656,992	$1,554,807

5.         Long Lived Assets

Property and equipment consists of:
	December 31,
	2011	2010
Machinery and equipment	$125,577	$49,778
Furniture and office equipment	20,381	5,352
Transportation	27,050	4,325
Production units	1,972,750	-
Cylinders	460,164	-
	2,605,922	59,455
Less accumulated depreciation	44,538	8,839
	$2,561,384	$50,616

Depreciation of equipment was $35,699 and $8,464 for the years ended December 31, 2011 and 2010, respectively.

Intellectual property:
The Company owns intellectual property, which it is amortizing on a straight-line basis over the assets useful life.  The Company assesses fair market value for any impairment to the carrying values.  As of December 31, 2011 management concluded that there was no impairment to the intangible assets.

	December 31,
	2011	2010
Intellectual property	$727,000	$727,000
Less accumulated amortization	151,511	103,044
	$575,489	$623,956

Future amortization through December 31,:
2012	$48,467
2013	48,467
2014	48,467
2015	48,467
2016	48,467
2017 and thereafter	333,154
	$575,489

Amortization of the intangible assets was $48,467 and $48,467 for the years ended December 31, 2011 and 2010, respectively.

Management periodically reviews the valuation of this asset for potential impairments.  Consideration of various risks to the valuation and potential impairment includes, but is not limited to:  (a) the technology’s acceptance in the marketplace and our ability to attain projected forecasts of revenue (discounted cash flow of projections); (b) competition of alternative solutions; and (c) federal and state laws which may prohibit the use of our production machinery as currently designed.   Management has not impaired this asset, to date, and does not anticipate any negative impact from known current business developments. Management continuously measures the marketplace, potential revenue developments and competitive developments in the scientific industry.

6.         Investment in Joint Ventures

On June 25, 2010, the Company entered into agreement with a Belgium company, whereby 25,000 shares of MagneGas Corporation’s common stock and territorial license rights were exchanged for a 20% interest in MagneGas Europe.  The Company valued the investment in the Joint Venture at the fair market value of the shares issued ($23,750).   The Company does not have effective or beneficial control over the European entity and is to account for the investment under the Equity Method.  Current year activity for the joint venture was immaterial.

On June 28, 2010, the Company entered into agreement with DDI Industries, a China company, in formation of MagneGas China.  The Company is to provide mechanical drawings (for complete construction), computer programs, license of patents (Greater China Region), trademarks, etc. of the Plasma Arc Flow Recyclers to the new entity in exchange for a $2 million investment in MagneGas Corporation (received as of September 30, 2011; subscription at a share price of $0.135 or 1,481,481 common shares) and 20% share in MagneGas China.  The Company’s investment has been valued at $466,660, a mutually agreed amount for the technology license.  The MagneGas China entity has been funded in cash for an amount which reflects the intellectual property’s value. The Company does not have effective or beneficial control over the China entity and is to account for the investment under the Cost Method.  Current year activity for the joint venture was immaterial.

Our investments in joint ventures are considered as Level 3, as defined in FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” (ASC 820), and management considers alternative methods for valuing these investments to determine if there would be impairment to the current carrying value, currently our cost basis.   As of December 31, 2011, management does not believe any impairment exists with regard to the investments in joint ventures.

7.         Income Tax

Provision (Benefit) for Income Taxes

The provision for income taxes consists of the following:

	2011	2010
Current Tax Provision	$--	$16,400
Deferred Tax(Benefit) Provision	--	--
Total Tax (Benefit) Provision	$0	$16,400

A reconciliation of the expected Federal statutory rate of 34% to the Company’s actual rate as reported for each of the periods presented is as follows:

	2011	2010
Expected statutory rate	34.0%	34.0%
State Income tax rate, net of federal benefit	3.6%	3.6%
Permanent Differences	0.0%	0.0%
Temporary Differences	0.0%	3.4%
Valuation Allowance	(37.6)%	0.0%
	0.0%	41.0%

Deferred Income Taxes

Deferred income taxes are the result of timing differences between book and tax basis of certain assets and liabilities, timing of income and expense recognition of certain items and net operating loss carry-forwards.

The Company assesses temporary differences resulting from different treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in our balance sheets. The Company evaluates the realizability of its deferred tax assets and assesses the need for a valuation allowance on an ongoing basis. In evaluating its deferred tax assets, the Company considers whether it is more likely than not that the deferred income tax assets will be realized. The ultimate realization of deferred tax assets depends upon generating sufficient future taxable income prior to the expiration of the tax attributes.  In assessing the need for a valuation allowance the Company must project future levels of taxable income. This assessment requires significant judgment. The Company examined the evidence related to a recent history of tax losses, the economic conditions in which it operates recent organizational changes, its forecasts and projections. The Company therefore has recorded deferred tax assets as of December 31, 2010, as it is satisfied the realization standard for the year ended December 31, 2010.  For the year ended 2011 the Company incurred a net operating loss.  The Company expects that future earnings will be in excess of the net operating losses incurred through date, however, management believes that the current loss does not provide positive evidence to which the recognition of future tax benefit can be applied and therefore has not recorded a tax benefit for the net operating loss in the current year.  The Company will continue to evaluate its deferred tax assets to determine whether any changes in circumstances could affect the realization of their future benefit.

The Company had not previously recognized an income tax benefit for its operating losses generated since inception through December 31, 2009 based on uncertainties concerning its ability to generate taxable income in future periods of which, at the time, the realization could not be considered more likely than not.  Based on events occurring in 2010, management recognized such benefits to the extent that it could reasonably forecast.  Management has re-assessed the valuation allowance and the recognition of its deferred tax losses, however, based on the Company’s history of losses and other negative evidence resulting in the allowance, no income tax benefit will be recognized for the periods prior to 2009, as well as the current year.  Future years will require certain considerations in determining to what extent should be recognized, however this is dependent on certain events that will result in positive evidence.   The tax benefit for the prior periods, in the amount of $348,800, arising from operating losses as a start-up company and other temporary differences, has been off-set by an equal valuation allowance.  Current period would have resulted in a $1.2 million deferred tax benefit, which has been off-set by an equal (100%) valuation allowance.

The following is a schedule of the deferred tax assets and liabilities as of December 31, 2011 and 2011:

	December 31,
	2011	2010
Deferred Tax Assets
Net Operating Loss Carry Forwards	$456,500	$456,500

Deferred Tax Liabilities
Total Deferred Tax Assets (Liabilities)	$-	$-

Net Deferred Tax Asset (Liabilities)	$456,500	$456,500

 For balance sheet presentation the Company nets its current deferred tax assets and liabilities and non-current deferred tax assets and liabilities. The following table summarizes the presentation:

Balance Sheet Presentation

	2011	2010
Net current deferred tax assets (liabilities)	$—	$—

Net long-term deferred tax assets (liabilities)	$456,500	$456,500

Management believes that the Company has matured and product acceptance will generate the revenues and achieve a level of profitability creating taxable income of approximately $1,212,000 which would utilize the recognized deferred tax assets.

Under the Internal Revenue Code of 1986, as amended, these losses can be carried forward twenty years.   As of December 31, 2011 the Company has net operating loss carry forwards remaining from the following years:

Year	Net Operating
Generated	Loss	Expires
2007	375,000	2027
2008	977,000	2028
2009	1,255,000	2029
2010	--	2030
2011	2,937,000	2031
	$5,544,000

The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ending December 31, 2006 through 2011. The Company state income tax returns are open to audit under the statute of limitations for the years ending December 31, 2006 through 2011.

The Company recognizes interest and penalties related to income taxes in income tax expense. The Company had incurred no penalties and interest for the years ended December 31, 2011 and 2010.

8.          Equity

The company has two classifications of stock:

Preferred Stock includes 1,000,000 shares authorized at a par value of $0.001. Preferred Stock has been issued as Series A Preferred Stock. Preferred Stock has liquidation and dividend rights over Common Stock, which is not in excess of its par value. The preferred stock has no conversion rights or mandatory redemption features. There have been 200 shares of Preferred Stock issued to an entity controlled by Dr. Ruggero Santilli and other members of the Board of Director. Each share of Preferred Stock is entitled to 10,000 votes.

Common Stock includes 900,000,000 shares authorized at a par value of $0.001. The number of authorized shares reflects an amendment to the Articles of Incorporation, increasing the authorized shares from 100,000,000 to 900,000,000. The holders of Common Stock and the equivalent Preferred Stock, voting together, shall appoint the members of the Board of the Directors. Each share of Common Stock is entitled to one vote.

Founding contributors were issued 6,705,200 shares during 2007.   As management determined that the Company had negligible value, no value was attributed to the founders’ shares.

During year ended December 31, 2009, the company issued 3,000,000 common shares, valued at $727,000 to secure intellectual property rights and 10,000 common shares under a consulting agreement (see Related Party Transactions).

The Company issues restricted common shares to employees and consultants at various times.  The restricted common shares are valued at the fair market value at the date of grant (closing market price).  The Company has issued 341,500 shares valued at $669,490 and 242,600 shares valued at $240,143 during the years ended December 31, 2011 and 2010, respectively.

In the course of business, the Company has sold shares of common stock for the purposes of raising operating funds.   The Company has issued 2,752,908 shares for $4,256,000 and 1,481,481 shares for $2,000,000 during the years ended December 31, 2011 and 2010, respectively.

During the year ended December 31, 2011, the Company issued 50,000 warrants to a consultant with an exercise term of 5 years and a strike price of $1.50.  Additionally the Company issued 15,000 warrants, exercisable within 3 years at $3.00, for services related to the private placement efforts.  The Company calculated the value of these warrants at $98,500, based on using Black Scholes model.  The weighted average of assumptions used in the calculation were volatility of 151.7%, estimated life of 2.5 years, 0% forfeiture and risk free interest rate of 1.8%.

During 2011, the Company also issued options attached to the purchase of shares at a 1:1 ratio, resulting in the issuance of 2,034,950 options.  Values for these attached options were included in the original capitalized transactions, as the values were not bifurcated from the investment proceeds.  These options are exercisable within 3 years at a price of $3.00 per share. There were no options or warrants issued to investors during the year ended December 31, 2010.

The following table sets forth the summary of outstanding options:

			Weighted Average
	Options	Options	Intrinsic	Exercise	Remaining
	Outstanding	Vested	Value	Price	Term
Options, December 31, 2009	119,476	119,476	$0	$1.20	.1 years
Granted	-	-
Exercised	-	-
Forfeited	-	-
Options, December 31, 2010	119,476	119,476
Granted	2,099,950	2,099,950	$0	$3.00	3.2 years
Exercised	-	-
Forfeited	(34,000)	(34,000)
Options, December 31, 2011	2,185,426	2,185,426

The use of an initial small production refinery has been contributed by Dr. Ruggero Santilli, Chief Executive Officer, Chief Scientist, and Chairman of the Board.  The computed rental values were based on the cost basis of the unit, which is approximately $210,000; the month to month rental agreement is $1,870 per month and has been charged to equipment rental expense in the operating expenses.  To reflect the contributed value, the corresponding entry has been charged to additional paid in capital, and is included in the statement of stockholders’ equity.  Total contributed value was $22,440 for each of the years ended December 31, 2011 and 2010.  Due to production demand, on December 28, 2011, the Company and Dr. Santilli entered into an agreement to transfer the title of the unit to the Company in exchange for a demand note in the amount of $210,500 at an interest rate of 3%.

9.         Related Party Transactions

The following are the related party transactions in which we have engaged since May 2007:

At various times we received advances from a stockholder for an unsecured promissory note. All funds are at the same terms of the original stockholder note. These promissory notes have no repayment date; however it is payable within 30 days of written demand. Payment is to include accrued simple interest at 4%. All notes have been paid in full

In 2008, an advance in the amount of $10,000 was made by a company owned by a stockholder, for initial deposit for services. There were no repayment terms to this advance and the amount was payable upon demand. This has been paid in full

In February 2008, we entered into a 5 year consulting agreement with Dr. Santilli, whose knowledge and expertise of the technology is essential in the development of the MagneGas product. The terms of the consulting agreement consist of issuance of common stock (10,000 shares) and payment of $5,000 per month to Dr. Santilli, upon the determination by the board of directors of MagneGas Corporation of achieving adequate funding. The board of directors has since determined that Dr. Santilli’s monthly accrued salary will be $15,000 per month.

Beginning in April 2008, we entered into a month-to-month lease, at a monthly rate of $2,500 per month for facilities to occupy approximately 3,000 square feet of a 6,000 square foot building and the use of certain equipment and utilities, as needed. In January 2011, the Company expanded to occupy 5,000 square feet of the building and as a result, the rent was increased to $4,000 per month. The facility allows for expansion needs. The lease is held by a company that is effectively controlled by Dr. Santilli.

On December 28, 2009 we acquired all relevant patents and intellectual property for the MagneGas technology from a company, Hyfuels, Inc. related by common management, that originally secured an intellectual property license. We issued 3,000,000 shares of common stock, valued at the fair market trading value of the stock at the time of purchase, in exchange for the intellectual property and U.S. patents. We have no further transactions contemplated with HyFuels, Inc.

The use of an initial small production refinery has been contributed by Dr. Santilli. The value of the refinery is approximately $210,000; the computed fair value of this month to month rental agreement is $1,870 per month and has been charged to equipment rental expense in the operating expenses, beginning in July 2008. Due to production demand, on December 28, 2011, the Company and Dr. Santilli entered into an agreement to transfer the title of the unit to the Company in exchange for a demand note in the amount of $210,500 at an interest rate of 3%.

We entered into an agreement to acquire a 20% ownership of Magnegas Europe. MagneGas Europe is related by common management. The CEO of Magnegas Europe, Ermanno Santilli, is also the Vice President of the Company and is the son of Dr. Santilli. Dr. Santilli is also a shareholder of Magnegas Europe.

The amounts and terms of the above transactions may not necessarily be indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent third parties.

10.       Segment Information

The following information is the results of our operating revenue segments:

	Revenue	Costs	Margin

December 31, 2011
Segments:
Unit Sales	$-	$-	$-
License Fees	243,332	-	243,332
Metal Cutting	138,560	42,946	95,614
	$381,892	$42,946	$338,946

December 31, 2010
Segments:
Unit Sales	$1,855,000	$658,637	$1,196,363
License Fees	146,666	-	146,666
Metal Cutting	34,572	71,308	(36,736)
	$2,036,238	$729,945	$1,306,293

11.       Contingencies

From time to time the Company may be a party to litigation matters involving claims against the Company.  The Company operates with waste, hazardous material and within a highly regulated industry, which may lend itself to legal matters.  Management believes that there are no current matters that would have a material effect on the Company’s financial position or results of operations.

12.       Restatement

On June 26, 2012 the Company effected a 10-for-1 reverse stock split on its common stock.  These statements have been retroactively restated to show the effect of the common stock reverse split.  The accounts affected were the par value of common stock, additional paid in capital on the balance sheet and statement of changes in stockholders' equity, earnings per share on the statement of operations and the number of shares, warrants and options outstanding.  There was no effect on revenues, expenses or net income.

13.       Subsequent events

Subsequent to December 31, 2011, the Company has agreed to purchase certain intellectual property rights from an officer for 99,800 shares of preferred stock.  The stock was valued at par value of $998.

The Company has completed a second round of a private placement for total proceeds of $3,882,500, of which $3,542,500 was received on March 29, 2012.  On April 3, 2012 the remaining balance of $340,000 was received.  Investors received 170,000 shares of common stock upon final closing of funding.  The investors also received options to purchase an additional 85,000 shares of common at an exercise price of $4.00 per share, exercisable within five years of issuance.

On April 18, 2012, the Company issued 215,000 shares of its common stock to certain individuals as compensation for services rendered to the Company.

Financial Statements

MagneGas Corporation

As of June 30, 2012 (unaudited) and December 31, 2011 (audited)
And for the Three and Six Months Ended June 30, 2012 (unaudited) and 2011 (unaudited)

Drake & Klein CPAs
A PCAOB Registered Accounting Firm

To the Board of Directors and
Stockholders of MagneGas Corporation.

We have reviewed the accompanying balance sheets of MagneGas Corporation as of June 30, 2012 and December 31, 2011, and the related statements of operations and cash flows for the three and six months ended June 30, 2012 and 2011.  These financial statements are the responsibility of the company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ Drake & Klein CPAs
Clearwater, Florida
July 12, 2012

PO Box 2493	2451 McMullen Booth Rd.
Dunedin, FL 34697-2493	Suite 210
727-512-2743	Clearwater, FL 33759-1362

MagneGas Corporation
Balance Sheets

	June 30,	December 31,
	2012	2011
	(unaudited)	(audited)
Assets
Current Assets
Cash	$2,022,713	$1,429,412
Accounts receivable, net of allowance for doubtful accounts of $25,000 and $0, respectively	99,649	19,050
Inventory, at cost	820,674	656,992
Prepaid and other current assets	2,500	2,500
Total Current Assets	2,945,536	2,107,954

Property and equipment, net of accumulated depreciation of $189,561 and $44,538, respectively	3,664,863	2,561,384

Deferred tax asset	456,500	456,500
Intangible assets, net of accumulated amortization of $175,745 and $151,511, respectively	551,255	575,489
Investment in joint ventures	490,410	490,410
Total Assets	$8,108,564	$6,191,737

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$503,337	$291,249
Accrued expenses	162,537	125,011
Deferred revenue and customer deposits	279,996	326,662
Due to stockholder	-	210,500
Due to related parties	3,676	13,400
Total Current Liabilities	949,546	966,822

Total Liabilities	949,546	966,822

Stockholders' Equity
Preferred stock: $0.001 par; 10,000,000 authorized; 1,000,000 issued and outstanding	1,000	2
Common stock: $0.001 par; 900,000,000 authorized; 17,721,569 and 15,438,932 issued and outstanding, respectively	17,722	15,439
Additional paid-in capital	15,116,341	10,334,904
Issued and unearned stock compensation	(18,333)	(28,333)
Accumulated deficit	(7,957,712)	(5,097,097)
Total Stockholders' Equity	7,159,018	5,224,915

Total Liabilities and Stockholders' Equity	$8,108,564	$6,191,737

On May 15, 2012 the Company's Board of Directors approved a 1:10 reverse split of common shares, effective June 26, 2012. All share amounts have been retroactively adjusted to reflect the post-split shares

The accompanying notes are an integral part of these financial statements.

MagneGas Corporation
Statements of Operation
For the Three and Six Months Ended June 30, 2012 and 2011
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Revenue:
Metal cutting	$165,640	$22,529	$274,290	$48,184
License fees	23,333	23,333	46,666	96,666
	188,973	45,862	320,956	144,850

Direct costs, metal cutting	117,733	14,322	183,208	35,596
	71,240	31,540	137,748	109,254

Operating Expenses:
Advertising	11,658	20,306	38,320	33,819
Selling	159,731	99,260	283,515	185,278
Professional: technical	14,456	-	18,201	390
Professional: legal and accounting	134,985	69,187	221,690	139,475
Rent and overhead	42,520	20,551	83,300	48,786
Office and administration	642,061	268,093	957,181	350,107
Investor relations	49,193	7,812	84,475	16,322
Stock-based compensation	1,021,525	259,400	1,027,523	360,640
Research and development	64,216	60,445	113,873	77,504
Depreciation and amortization	97,742	19,633	169,257	35,542
Total Operating Expenses	2,238,087	824,687	2,997,335	1,247,863

Operating Loss	(2,166,847)	(793,147)	(2,859,587)	(1,138,609)

Other Income and (Expense)
Interest	594	(7)	(1,028)	42
Total Other (Income) Expense	594	(7)	(1,028)	42

Net Loss before tax benefit	(2,166,253)	(793,154)	(2,860,615)	(1,138,567)
Provision for Income Taxes	-	(294,100)	-	(424,100)
Net Loss	$(2,166,253)	$(499,054)	$(2,860,615)	$(714,467)

Loss per share:
Basic and dilutive	$(0.12)	$(0.04)	$(0.17)	$(0.06)
Weighted average common shares:
Basic and dilutive	17,613,154	12,446,351	16,544,172	12,397,045

On May 15, 2012 the Company's Board of Directors approved a 1:10 reverse split of common shares, effective June 26, 2012. All share amounts have been retroactively adjusted to reflect the post-split shares

The accompanying notes are an integral part of these financial statements.

MagneGas Corporation
Statement of Cash Flows
For the Six Months Ended June 30, 2012 and 2011
(unaudited)

	June 30,
	2012	2011
Cash Flows from Operations
Net loss	$(2,860,615)	$(714,467)

Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	169,257	35,542
Stock compensation	1,027,523	360,640
Waiver of related party expenses	-	11,220
Provision for bad debts	25,000	622
Deferred income taxes	-	(424,100)
Changes in operating assets:
Accounts receivable	(105,599)	(2,010)
Inventory	(163,682)	(610,832)
Prepaid & other current assets	-	30,000
Accounts payable	212,088	24,519
Accrued expenses	37,526	64,511
Deferred revenue and customer deposits	(46,666)	(96,666)
Total adjustments to net income	1,155,447	(606,554)
Net cash (used in) operating activities	(1,705,168)	(1,321,021)

Cash Flows from Investing Activities
Acquisition of equipment	(1,248,502)	(64,459)
Net cash flows (used in) investing activities	(1,248,502)	(64,459)

Cash Flows from Financing Activities
Repayments to stockholder	(210,500)	-
Advances from related party	-	(11,201)
Repayments on notes payable from related party	(9,724)	-
Proceeds from issuance of common stock	3,767,195	500,000
Net cash flows provided by financing activities	3,546,971	488,799

Net increase (decrease) in cash	593,301	(896,681)
Cash balance, beginning	1,429,412	917,495
Cash balance, ending	$2,022,713	$20,814

Supplemental disclosure of cash flow information and non cash investing and financing activities:
Interest paid	$-	$-
Taxes paid	$-	$-

The accompanying notes are an integral part of these financial statements.

MagneGas Corporation
Notes to Financial Statements
(Unaudited)
For the Three and Six Months Ended June 30, 2012 and 2011

1. Background Information

MagneGas Corporation (the “Company”) was organized in the state of Delaware on December 9, 2005. The Company was originally organized under the name 4307, Inc, for the purpose of locating and negotiating with a business entity for a combination. On April 2, 2007 all the issued and outstanding shares of 4307, Inc. were purchased and the Company name was changed to MagneGas Corporation.

MagneGas Corporation is an alternative energy company that creates and produces hydrogen based alternative fuel through the gasification of liquid waste. We have developed a process which transforms various types of liquid waste through a proprietary plasma arc machine. The result of the product is to carbonize the waste for normal disposal. A byproduct of this process is to produce an alternative to natural gas currently sold in the metalworking market. We produce gas bottled in cylinders for the purpose of distribution to the metalworking market as an alternative to acetylene. Additionally, we market, for sale or licensure, our proprietary plasma arc technology. Through the course of our business development, we have established a retail and wholesale platform to sell our fuel for use in the metalworking and manufacturing industries. In 2010, we recognized our initial sale of a Plasma Arc Flow unit and are continuing efforts to sell or lease additional equipment to end users.

2. Summary of Significant Accounting Policies

The significant accounting policies followed are:

Basis of Presentation

In the opinion of management, all adjustments consisting of normal recurring adjustments necessary for a fair statement of (a) the result of operations for the three and six month periods ended June 30, 2012 and 2011; (b) the financial position at June 30, 2012; and (c) cash flows for the six month periods ended June 30, 2012 and 2011, have been made.

Certain reclassifications have been made to prior year classifications for comparability purposes.

Use of Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are reasonable and have been discussed with the Board of Directors; however, actual results could differ from those estimates. The financial statements presented include estimates for patent life, recoverability of deferred tax assets and collections on our receivables.  Our estimates include consideration of the useful lives of our intellectual property, allocations to research and development costs and recognition of deferred tax assets.

Variable Interest Entities

The Company considers the consolidation of entities to which the usual condition (ownership of a majority voting interest) of consolidation does not apply, focusing on controlling financial interests that may be achieved through arrangements that do not involve voting interest.  If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary.  The primary beneficiary is generally required to consolidate assets, liabilities and non-controlling interests at fair value (or at historical cost if the entity is a related party) and subsequently account for the variable interest as if it were consolidated based on a majority voting interest. The Company has investments in joint ventures that are in development of the MagneGas technology, however the Company is not identified as a primary beneficiary; therefore no consolidation is required and the investments are listed at their cost.

Fair Value of Financial Instruments

In September 2006, the Financial Accounting Standards Board (FASB) introduced a framework for measuring fair value and expanded required disclosure about fair value measurements of assets and liabilities.  The Company adopted the standard for those financial assets and liabilities as of the beginning of the 2008 fiscal year and the impact of adoption was not significant. FASB Accounting Standards Codification (ASC) 820 “ Fair Value Measurements and Disclosures ” (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principle or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

●	Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●	Level 2 -
Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

●	Level 3 -	Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2012. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accounts receivable, inventory, other current assets, accounts payable, accrued compensation and accrued expenses. The fair value of the Company’s notes payable is estimated based on current rates that would be available for debt of similar terms which is not significantly different from its stated value.  The Company applied ASC 820 for all non-financial assets and liabilities measured at fair value on a non-recurring basis.

Cash and Cash Equivalents

The majority of cash is maintained with a major financial institution in the United States.  Deposits with this bank may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed on demand and, therefore, bear minimal risk.  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable, Credit

Accounts receivable consist of amounts due for the delivery of MagneGas sales to customers. An allowance for doubtful accounts is considered to be established for any amounts that may not be recoverable, which is based on an analysis of the Company’s customer credit worthiness, and current economic trends.  Based on management’s review of accounts receivable, an allowance for doubtful accounts was considered necessary, based on considerations of limited credit history with our customers and in consideration of the economy.  Receivables are determined to be past due, based on payment terms of original invoices.  The Company does not typically charge interest on past due receivables.

Revenue Recognition

The Company generates revenue through two processes: (1) Sale of MagneGas fuel for metal cutting and (2) Sale of its Plasma Arc Flow units.  Additionally we also recognize revenue from territorial license arrangements.

●	Revenue for metal-working fuel is recognized when shipments are made to customers. The Company recognizes a sale when the product has been shipped and risk of loss has passed to the customer.
●
Revenue generated from sales of its production unit is recognized on a percentage of completion, based on the progress during manufacturing of the unit.  Our machine is a significant investment and generally requires a 6 to 9 month production cycle.  During the course of building a unit the actual costs are tracked to our cost estimates and revenue is proportionately recognized during the process.   Significant deposits are required before production.  These deposits are classified as customer deposits.  During our production, costs and progress earnings are accumulated and included in “Costs and earnings” as an asset.

●
Licenses are issued, per contractual agreement, for distribution rights within certain geographic territories.  We recognize revenue ratably, based on the amounts paid or values received, over the term of the licensing agreement.

Inventories

Inventories are stated at the lower of standard cost or market, which approximates actual cost. Cost is determined using the first-in, first-out method.  Inventory is comprised of filled cylinders of MagneGas and accessories (regulators and tips) available for sale and accumulated costs incurred in the manufacturing process of units held for future sales.

Long-Lived Assets

Property and equipment is stated at cost.  Depreciation is computed by the straight-line method over estimated useful lives (3-7 years).  Intellectual property assets are stated at their fair value acquisition cost. Amortization of intellectual property assets is calculated by the straight line method over their specific life (15 years).  Historical costs are reviewed and evaluated for their net realizable value of the assets.  The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or the unamortized balance is warranted. Based upon its most recent analysis, the Company believes that no impairment of property and equipment existed at June 30, 2012 and December 31, 2011.

Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable.  When required impairment losses on assets to be held and used are recognized based on the fair value of the asset.  The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required.  If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset.  When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets.  We did not recognize any impairment losses for any periods presented.

Stock Based Compensation

The Company issues restricted stock to consultants for various services Cost for these transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.  The value of the common stock is measured at the earlier of (i) the date at which a firm commitment for performance by the counterparty to earn the equity instruments is reached or (ii) the date at which the counterparty's performance is complete.   The Company recognized consulting expenses and a corresponding increase to additional paid-in-capital related to stock issued for services.  Stock compensation for the periods presented were issued to consultants for past services provided, accordingly, all shares issued are fully vested, and there is no unrecognized compensation associated with these transactions.  In May 2008 the Company entered into a consulting agreement for services to be rendered over a five year period.  The consulting expense is to be recognized ratably over the requisite service period.

Shipping Costs

The Company includes shipping costs and freight-in costs in direct costs, for those expenses associated with revenue process. The Company has incurred shipping and delivery costs associated with establishing units at production sites as well as incurring costs in shipping samples, trade shows and other business related functions, which are charged to selling or administrative expense.

Advertising Costs

The costs of advertising are expensed as incurred.  Advertising expenses are included in the Company’s operating expenses.   Advertising expense was $11.658, $20,306, $38,320 and $33,819 for the three and six months ended June 30, 2012 and 2011, respectively.

Research and Development

The Company expenses research and development costs when incurred.  Research and development costs include engineering and laboratory testing of product and outputs.  Indirect costs related to research and developments are allocated based on percentage usage to the research and development.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purpose, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

Earnings (Loss) Per Share

Basic earnings (loss) per share calculations are determined by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share calculations are determined by dividing net income (loss) by the weighted average number of shares.  In periods of net loss, stock equivalents are excluded, as those shares would be anti-dilutive. The Company has issued options to several investors, upon their purchase of shares.  Options, whose strike price is less than the current market value, are considered common stock equivalents and are included in dilutive earnings per share.

	June 30,		June 30,
	2012		2011
Net loss	$(2,860,615)		$(714,467)

Weighted Average Shares(a)
Common Stock	16,544,172		12,397,045
Common stock equivalents (Options)	-	(b)	-	(b)
	16,544,172		12,397,045

(a) On May 15, 2012 the Company's Board of Directors approved a 1:10 reverse split of common shares, effective June 26, 2012.  All share amounts have been retroactively adjusted to reflect the post-split shares

(b) Net loss for the period, options and other dilutive common stock equivalents are anti-dilutive and are excluded from computation.

3. Recently Issued Accounting Pronouncements

Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the FASB Accounting Standards Codification™ (“ASC”) is the sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company.  Management has reviewed the aforementioned rules and releases and believes any effect will not have a material impact on the Company's present or future consolidated financial statements.

4. Inventory

Inventory primarily consists of:

	June 30,	December 31,
	2012	2011
Metal cutting fuel	$51,307	$10,098
Units, Construction in process	769,367	646,894
	$820,674	$656,992

5. Long Lived Assets

Property and equipment consists of:

	June 30,	December 31,
	2012	2011
Land and building, deposit on property	$131,500	$-
Machinery and equipment	125,577	125,577
Furniture and office equipment	42,170	20,381
Transportation	78,373	27,050
Production units	1,972,750	1,972,750
Cylinders	1,504,054	460,164
	3,854,424	2,605,922
Less accumulated depreciation	189,561	44,538
	$3,664,863	$2,561,384

Depreciation of equipment was $85,625, $7,517, $145,023, and $11,310 for the three and six months ended June 30, 2012 and 2011, respectively.

Intellectual property:

The Company owns intellectual property, which it is amortizing on a straight-line basis over the assets useful life.  The Company assesses fair market value for any impairment to the carrying values.  As of June 30, 2012 and December 31, 2011 management concluded that there was no impairment to the intangible assets.

	June 30,	December 31,
	2012	2011
Intellectual property	$727,000	$727,000
Less accumulated amortization	175,745	151,511
	$551,255	$575,489

Future amortization through December 31,:
2012	$24,233
2013	48,467
2014	48,467
2015	48,467
2016	48,467
2017 and thereafter	333,154
	$551,255

Amortization of the intangible assets was $12,117, $12,116, $24,234 and $24,232 for the three and six months ended June 30, 2012 and 2011, respectively.

Management periodically reviews the valuation of this asset for potential impairments.  Consideration of various risks to the valuation and potential impairment includes, but is not limited to:  (a) the technology’s acceptance in the marketplace and our ability to attain projected forecasts of revenue (discounted cash flow of projections); (b) competition of alternative solutions; and (c) federal and state laws which may prohibit the use of our production machinery as currently designed.   Management has not impaired this asset, to date, and does not anticipate any negative impact from known current business developments. Management continuously measures the marketplace, potential revenue developments and competitive developments in the scientific industry.

6. Investment in Joint Ventures

On June 25, 2010, the Company entered into agreement with a Belgium company, whereby 250,000 shares of MagneGas Corporation’s common stock and territorial license rights were exchanged for a 20% interest in MagneGas Europe.  The Company valued the investment in the Joint Venture at the fair market value of the shares issued ($23,750).   The Company does not have effective or beneficial control over the European entity and is to account for the investment under the Equity Method.

On June 28, 2010, the Company entered into agreement with DDI Industries, a China company, in formation of MagneGas China.  The Company is to provide mechanical drawings (for complete construction), computer programs, license of patents (Greater China Region), trademarks, etc. of the Plasma Arc Flow Recyclers to the new entity in exchange for a $2 million investment in MagneGas Corporation (received as of September 30, 2010; subscription at a share price of $0.135 or 14,814,814 common shares) and 20% share in MagneGas China.  The Company’s investment has been valued at $466,660, a mutually agreed amount for the technology license.  The MagneGas China entity has been funded in cash for an amount which reflects the intellectual property’s value. The Company does not have effective or beneficial control over the China entity and is to account for the investment under the Equity Method.

Our investments in joint ventures are considered as Level 3, as defined in FASB Accounting Standards Codification (ASC) 820 “ Fair Value Measurements and Disclosures ” (ASC 820), and management considers alternative methods for valuing these investments to determine if there would be impairment to the current carrying value, currently our cost basis.   As of June 30, 2012 and December 31, 2011, management does not believe any impairment exists with regard to the investments in joint ventures.

7. Deferred Revenue and Customer Deposits

The Company has received deposits on production units and fees for exclusive territorial license.  We have deferred the associated revenues until such time that production order is placed and produced (recognition under percentage of completion method) or through the passage of time (recognition over the life of the license term).

	June 30,	December 31,
	2012	2011
Mexico territory license, non-refundable payment from a company for a six-month period ending February 28, 2011	$150,000	$150,000
China territory license, exclusive 5 year license, expiring June 28, 2015	466,660	466,660
Philippines, deposit on production unit	100,000	100,000
	716,660	716,660
Portion recognized	436,664	389,998
Deferred revenue and customer deposits	$279,996	$326,662

The amount recognized as revenue under licensing arrangements was $23,333, $23,333, $46,666 and $96,666 for the three and six months ended June 30, 2012 and 2011, respectively.

8. Income Tax

Provision (Benefit) for Income Taxes

The provision for income taxes consists of the following:

	June 30, 2012	June 30, 2011
Current Tax Provision	$-	$-
Deferred Tax(Benefit) Provision	-	(424,100)
Total Tax (Benefit) Provision	$-	$(424,100)

Deferred Income Taxes

Deferred income taxes are the result of timing differences between book and tax basis of certain assets and liabilities, timing of income and expense recognition of certain items and net operating loss carry-forwards.

The Company assesses temporary differences resulting from different treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in our balance sheets. The Company evaluates the realizability of its deferred tax assets and assesses the need for a valuation allowance on an ongoing basis. In evaluating its deferred tax assets, the Company considers whether it is more likely than not that the deferred income tax assets will be realized. The ultimate realization of deferred tax assets depends upon generating sufficient future taxable income prior to the expiration of the tax attributes.  In assessing the need for a valuation allowance the Company must project future levels of taxable income. This assessment requires significant judgment. The Company examined the evidence related to a recent history of tax losses, the economic conditions in which it operates recent organizational changes, its forecasts and projections. The Company therefore has recorded deferred tax assets as of December 31, 2011, as it is satisfied the realization standard for the year ended December 31, 2011.  The Company will continue to evaluate its deferred tax assets to determine whether any changes in circumstances could affect the realization of their future benefit.

The Company had not previously recognized an income tax benefit for its operating losses generated since inception through December 31, 2009 based on uncertainties concerning its ability to generate taxable income in future periods of which, at the time, the realization could not be considered more likely than not.  Based on events subsequent to the balance sheet date, management has re-assessed the valuation allowance and the recognition of its deferred tax losses, however, based on the Company’s history of losses and other negative evidence resulting in the allowance, no income tax benefit will be recognized for prior periods.  The tax benefit for the prior periods, in the amount of $348,800, arising from operating losses as a start-up company and other temporary differences, has been off-set by an equal valuation allowance.

The following is a schedule of the deferred tax assets and liabilities as of June 30, 2012 and December 31, 2011:

	June 30,	December 31,
	2012	2011
Deferred Tax Assets
Net Operating Loss Carry Forwards	$456,500	$456,500

Deferred Tax Liabilities
Total Deferred Tax Assets (Liabilities)	$-	$-

Net Deferred Tax Asset (Liabilities)	$456,500	$456,500

For balance sheet presentation the Company nets its current deferred tax assets and liabilities and non-current deferred tax assets and liabilities.

Management believes that the Company has matured and product acceptance will generate the revenues and achieve a level of profitability that would create taxable income of approximately $1.2 million which would utilize the recognized deferred tax assets.

Under the Internal Revenue Code of 1986, as amended, these losses can be carried forward twenty years.  As of December 31, 2011 the Company has net operating loss carry forwards remaining from the following years:

	Net
	Operating	Year
Year Generated	Loss	Expires
2007	$375,000	2027
2008	977,000	2028
2009	1,255,000	2029
2011	2,126,000	2031
	$4,733,000

The adoption of provisions, required by Accounting Standard Codification (“ASC”) No. 740, did not result in any adjustments.

The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ending December 31, 2006 through 2011. The Company state income tax returns are open to audit under the statute of limitations for the years ending December 31, 2006 through 2011.

The Company recognizes interest and penalties related to income taxes in income tax expense. The Company had incurred no penalties and interest for the three and six months ended June 30, 2012 and 2011.

9. Equity

The company has two classifications of stock:

Preferred Stock includes 10,000,000 shares authorized at a par value of $0.001. Preferred Stock has been issued as Series A Preferred Stock. Preferred Stock has liquidation and dividend rights over Common Stock, which is not in excess of its par value. The preferred stock has no conversion rights or mandatory redemption features. There have been 1,000,000 shares of Preferred Stock issued to an entity controlled by Dr. Ruggero Santilli and other members of the Board of Directors. Each share of Preferred Stock is entitled to 100,000 votes.

Common Stock includes 900,000,000 shares authorized at a par value of $0.001. The holders of Common Stock and the equivalent Preferred Stock, voting together, shall appoint the members of the Board of the Directors. Each share of Common Stock is entitled to one vote.

Reverse Stock Split

On May 15, 2012 the Company's Board of Directors approved a 1:10 reverse split of common shares, effective June 26, 2012.  All share amounts have been retroactively adjusted to reflect the post-split shares.

Common Stock Issuances

Founding contributors were issued 6,705,200 shares during 2007.   As management determined that the Company had negligible value, no value was attributed to the founders’ shares.

During year ended December 31, 2009, the company issued 3,000,000 common shares, valued at $727,000 to secure intellectual property rights and 10,000 common shares under a consulting agreement (see Related Party Transactions). The Consulting agreement was for a five year period, the unearned portion is ratably charged to operations with corresponding reduction to unearned stock compensation, reflected as a contra-equity.

The use of an initial small production refinery has been contributed by Dr. Ruggero Santilli, the Chairman of the Board and former Chief Executive Officer of the Company.  The computed rental values were based on the cost basis of the unit, which is approximately $210,500; the month to month rental agreement is $1,870 per month and has been charged to equipment rental expense in the operating expenses.  To reflect the contributed value, the corresponding entry has been charged to additional paid in capital, and is included in the statement of stockholders’ equity.  Total contributed value was $5,610 for the three and six months ended June 30, 2011 and $22,440 for the year ended December 31, 2011.  Due to production demand, on December 28, 2011, the Company and Dr. Santilli entered into an agreement to transfer the title of the unit to the Company in exchange for a demand note in the amount of $210,500 at an interest rate of 3%.  As of June 30, 2012 the amount has been paid in full.

During 2009, the Company issued investor incentive options attached to their stock subscription.  A total of 85,476 options were issued at various prices and expiring within three years.  During the quarter ended June 30, 2012, 4,762 options were exercised at the  option price of $2.10, for proceeds of $10,000, included in proceeds from sale of stock in financing activities of the statement of cash flows.

The Company issued 998,000 shares of preferred stock to the controlling members in January 2012, valued at $998.

On June 1, 2011 (the “Closing Date”), the Company executed agreements for two private offerings of its common stock (each an “Offering”).  In connection with the Offerings, the Company entered into two securities purchase agreements (each a “Securities Purchase Agreement”) with DDI Industry International (Beijing) Co., Ltd (the “Investor”).  Pursuant to the first Securities Purchase Agreement, the Company issued an aggregate of 384,625 shares of its common stock (the “Shares”) to the Investor for a purchase price of $500,000, at $1.30 per share.  Pursuant to the second Securities Purchase Agreement, the Company issued an aggregate of 333,333 Shares to the Investor for a purchase price of $561,248, at $1.68 per share.  The Company has received the proceeds from both offerings. The second offering, in the amount of $561,248 was received in August 2011.

Prior to this Offering, the Company and the Investor did have a material relationship.  In June 2010, the Company entered into an agreement with the Investor to form a Chinese joint venture (“MagneGas China”).  Pursuant to the agreement, the Investor acquired exclusive MagneGas™ Technology and manufacturing rights for the Greater China Market.  The Investor also acquired 1,481,482 shares of the Company’s common stock at a purchase price of $2 million and purchased a 300Kw Plasma Arc Refinery at a purchase price of $1.855 million.  The Company owns 20% of the equity in MagneGas China and the Company’s Chief Executive Officer, Dr. Ruggero Santilli, is a member of the board of directors. Allen Feng, the President and Chief Executive Officer of the Investor, is also a member of the Board of Directors of the Company.

In November 2011, the Company entered into a definitive agreement with investors to sell in a private placement 2,034,950 shares of its common stock at a purchase price of $1.60 per unit, including warrants to purchase 2,079,563 shares of its common stock at an exercise price of $3.00, resulting in gross proceeds to the Company of $3.2 million, before deducting placement agent fees and other offering expenses. The warrants are exercisable at a price of $3.00 per share and expire five years from the initial closing date.  During the quarter ended June 30, 2012, 84,125 options were exercised at the  option price of $3.00, for proceeds of $252,375, included in proceeds from sale of stock in financing activities of the statement of cash flows.

In the quarter ended March 31, 2012 the Company entered into a definitive agreement with investors to sell in a private placement an aggregate 1,941,250 shares of its common stock and warrants to purchase 970,625 shares of its common stock at a purchase price of $2.00 per unit, resulting in gross proceeds to the Company of $3,882,500, before deducting placement agent fees and other offering expenses.  The warrants are exercisable at an exercise price of $4.00 per share and expire five years from the initial closing date. Pursuant to the terms of the definitive agreement, the Company conducted two closings with parties to the definitive agreement.  The initial closing occurred on March 29, 2012, for gross proceeds of $3,117,500 in exchange for 1,558,750 shares of common stock and warrants to purchase an additional 779,375 shares of common stock.  The second closing was completed on April 3, 2012 for gross proceeds of $765,000 in exchange for 382,500 shares of common stock and warrants for an additional 191,250 shares of common stock.  No warrants have been exercised during the three and six month period ending June 30, 2012.

Options and Warrants

In the period ending March 31, 2011, the Company issued 50,000 warrants to a consultant with an exercise term of 5 years and a strike price of $1.50.  The Company calculated the value of these shares at $68,500, based on using Black Sholes model.  Assumptions used in the calculation were volatility of 151.7%, estimated life of 2.5 years, 0% forfeiture and risk free interest rate of 1.8%.  On June 28, 2012 these warrants were exercised on a cashless basis, resulting in the issuance of 37,500 common shares.

During 2011, the Company also issued options attached to the purchase of shares at a 1:1 ratio, resulting in the issuance of 2,079,563 options.  Value for these attached options was included in the original capitalized transactions.  These options are exercisable within 3 years at a price of $3.00 per share. During the quarter ended June 30, 2012, 84,125 options were exercised for proceeds of $252,375.

During the six month period ended June 30, 2012, in association with the private placement stated above, there were 1,067,687 warrants issued with the $3,882,500 raise.  These warrants are for a five year period with an exercise price of $4.00 per share.

In the period ending March 31, 2012, the Company issued 60,000 options to a consultant with an exercise term of 5 years, vesting over a one year period, and a strike price of $1.50.  The Company calculated the value of these shares at $19,300, based on using Black Sholes model.  Assumptions used in the calculation were volatility of 31.6%, estimated life of 1.5 years, 0% forfeiture and risk free interest rate of 1.8%.  On June 28, 2012 these warrants were exercised on a cashless basis, resulting in the issuance of 37,500 common shares.

During the second quarter of 2012, the Company issued 2,910,000 options to employees, in connection with employment agreements, at an exercise price of $1.50, vesting over a 3 year period.  The Company calculated the value of these shares at $3,921,900, based on using Black Sholes model.  Assumptions used in the calculation were: volatility of 31.6%; estimated life of 2.5 years; 0% forfeiture; and risk free interest rate of .39%.  The Company recognized stock-based compensation, on a straight-line basis over the ratable vesting period, in the amount of $325,900 for the three and six month period ending June 30, 2012.

The following is a summary of outstanding options and warrants:

			Weighted Average
	Options	Options	Intrinsic	Exercise	Remaining
	Outstanding	Vested	Value	Price	Term
Options, December 31, 2010	119,476	119,476	$4.11	$1.49	.1 years
Granted	2,129,563	2,129,563	$2.64	$2.96	1.4 years
Exercised	-	-
Forfeited	(34,000)	(34,000)
Options, December 31, 2011	2,215,039	2,215,039
Granted	3,977,687	1,320,187	$3.43	$2.17	4.8 years
Exercised	(88,887)	(85,887)
Forfeited	(130,714)	(130,714)
Options, June 30, 2012	5,973,125	3,315,625

10. Related Party Transactions

At various times we received advances from Dr. Santilli and Carla Santilli for unsecured promissory notes. All funds are at the same terms of the original stockholder note. These promissory notes have no repayment date; however they are payable within 30 days of written demand. Payment is to include accrued simple interest at 4%. Since 2007, the Company received promissory notes in the aggregate amount of $257,200. All note principal has been paid in full. Accrued interest, in the amount of $9,771, has been accrued on the net balances contributed, and remains outstanding as of the current date.

In 2008, an advance in the amount of $10,000 was made by a company owned by Dr. Santilli and Carla Santilli, for initial deposit for services. There were no repayment terms to this advance, no stated interest, and the amount was payable upon demand. This advance has been paid in full.

In February 2008, we entered into a five-year consulting agreement with Dr. Santilli, whose knowledge and expertise of the technology is essential in the development of the MagneGas product. The terms of the consulting agreement consist of issuance of common stock (10,000 shares) and payment of $5,000 per month to Dr. Santilli, upon the determination by the board of directors of MagneGas Corporation of achieving adequate funding. The board of directors has since determined that Dr. Santilli’s monthly accrued salary will be $15,000 per month.

Beginning in April 2008, we entered into a month-to-month lease, at a monthly rate of $2,500 per month for facilities to occupy approximately 3,000 square feet of a 6,000 square foot building and the use of certain equipment and utilities, as needed. In January 2011, the Company expanded to occupy 5,000 square feet of the building and as a result, the rent was increased to $4,000 per month. The facility allows for expansion needs. The lease is held by EcoPlus, Inc., a company that is effectively controlled by Dr. Santilli.

On December 28, 2009 we acquired all relevant patents and intellectual property for the MagneGas technology from  Hyfuels, Inc., a company that is related by common management which originally secured an intellectual property license. Dr. Santilli is the President and Chief Executive Officer of Hyfuels, Inc., Carla Santilli is the Secretary of Hyfuels, Inc. and Ermanno Santilli is a director of Hyfuels, Inc. We issued 3,000,000 shares of common stock, valued at the fair market trading value of the stock at the time of purchase, in exchange for the intellectual property and U.S. patents. The intellectual property and U.S. patents were valued at the fair market value of $627,000 at the time of the transaction. We have no further transactions contemplated with Hyfuels, Inc.

The use of an initial small production refinery has been contributed by Dr. Santilli. The value of the refinery is approximately $210,000; the computed fair value of this month to month rental agreement is $1,870 per month and has been charged to equipment rental expense in the operating expenses, beginning in July 2008. Due to production demand, on December 28, 2011, the Company entered into an agreement to transfer the title of the unit to the Company in exchange for a promissory note of $210,500. The note was paid in full in April 2012. Accrued interest has been aggregated into the total accrued interest amount noted above.

On June, 25, 2010, we entered into an agreement to acquire a 20% ownership of MagneGas Europe. In exchange, we issued to Magnegas Europe 25,000 shares of common shares, which were valued at the fair market price at the date of grant, June 25, 2010, at $0.95 per share for an aggregate of $23,750.  Dr. Santilli is a stockholder of MagneGas Europe, and at the time of the agreement, Ermanno Santilli, our current Chief Executive Officer, was the Chief Executive Officer of MagneGas Europe and Vice President of MagneGas Corporation.

Employment Agreements:

During the second quarter of 2012, we entered into employment agreements with our key employees.  A summary of these agreements are as follows:

Executive Title	Term*	Annual Salary**	Options***
Dr. Ruggero Santilli, Chairman of the Board and Chief Scientist	March 31, 2014	$180,000	37,500 vesting per quarter, exercisable at $1.50
Luisa Ingargiola, Chief Financial Officer	March 31, 2014	$120,000	25,000 vesting per quarter, exercisable at $1.50
Ermanno Santilli, Chief Executive Officer	March 31, 2014	$144,000	37,500 vesting per quarter, exercisable at $1.50
Scott Wainwright, President	March 31, 2014	$120,000	37,500 vesting per quarter, exercisable at $1.50
*   Term is extendable at mutual consent.
** Annual salaries also stipulate performance bonuses, to be determined and approved by Board of Directors.
*** Options, valued to be $3,921,900, using Black-Scholes method, The Company recognizes stock-based compensation, on a straight-line basis over the ratable vesting period.  Assumptions used in the calculation were: volatility of 31.6%; estimated life of 2.5 years; 0% forfeiture; and risk free interest rate of .39%.  The Company has recognized $325,900 as stock-based compensation in the current quarter ending June 30, 2012.

11. Segment Information

The following information is the results of our operating revenue segments:

	Revenue	Costs	Margin
June 30, 2012
Segments:
Metal Cutting	$274,290	$183,208	$91,082
License Fees	46,666	-	46,666
Unit Sales	-	-	-
	$320,956	$183,208	$137,748

June 30, 2011
Segments:
Metal Cutting	$48,184	$35,596	$12,588
License Fees	96,666	-	96,666
Unit Sales	-	-	-
	$144,850	$35,596	$109,254

12. Contingencies

From time to time the Company may be a party to litigation matters involving claims against the Company.  The Company operates with waste, hazardous material and within a highly regulated industry, which may lend itself to legal matters.  Management believes that there are no current matters that would have a material effect on the Company’s financial position or results of operations.

2,850,000 Shares
Common Stock

MAGNEGAS CORPORATION

PROSPECTUS

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

NORTHLAND CAPITAL MARKETS

MLV & CO. LLC

August 16, 2012